     As filed with the Securities and Exchange Commission on May 9, 1997

                                       Registration Statement No. 333-25339
================================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                            --------------------
                               Amendment No. 1
                                    to

                                   FORM S-1
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933
                            DATAFLEX CORPORATION
           (Exact name of registrant as specified in its charter)

                            --------------------

           New Jersey                         5081                     22-2163376
(State or other jurisdiction of  (Primary Standard Industrial       (I.R.S. Employer
incorporation or organization)    Classification Code Number)    Identification Number)


                             2145 CALUMET STREET
                          CLEARWATER, FLORIDA 34625
                                (813) 562-2200
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ANTHONY G. LEMBO
                                  PRESIDENT
                             DATAFLEX CORPORATION
                             2145 CALUMET STREET
                          CLEARWATER, FLORIDA 34625
                                (813) 562-2200
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                           -------------------------

                         Copies of communications to:

                           ROBERT J. GRAMMIG, ESQ.
                             HOLLAND & KNIGHT LLP
                      400 NORTH ASHLEY DRIVE, SUITE 2300
                             TAMPA, FLORIDA 33602
                                (813) 227-8500

                              -------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective
registration statements for the same offering.   [ ] _____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [ ] _____________________________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [ ] __________________

==========================================================================================================
    TITLE OF EACH CLASS OF                         PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
       SECURITIES TO BE          AMOUNT TO BE       OFFERING PRICE         AGGREGATE          REGISTRATION
          REGISTERED              REGISTERED          PER SHARE        OFFERING PRICE(1)           FEE
----------------------------------------------------------------------------------------------------------
 Common Stock, no par value
   per share . . . . . . .         270,000             $3.3125              $894,375             $280.00
==========================================================================================================

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933.

                              -------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.






                 SUBJECT TO COMPLETION - DATED May 9, 1997






PROSPECTUS
================================================================================

                                 270,000 SHARES


                              DATAFLEX CORPORATION


                                  COMMON STOCK

================================================================================


The 270,000 shares of common stock, no par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Common Stock may be sold from time to time by the Selling Shareholders or by their transferees. No underwriting arrangements have been entered into by the Selling Shareholders. The distribution of the securities by the Selling Shareholders may be effected in one or more transactions that may take place on The Nasdaq National Market (the "Nasdaq National Market") or otherwise, including ordinary brokers' transactions, privately negotiated transactions or through sales to one or more dealers for resale of such shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Shareholders in connection with sales of such Common Stock.

The Selling Shareholders and intermediaries through whom such securities may be sold may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered and any profits realized or commissions received may be deemed underwriting compensation. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."


The Common Stock of the Company is included in the Nasdaq National Market under the symbol "DFLX." On May 8, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $2.9375 per share. See "Price Range of Common Stock."




SEE "RISK FACTORS" ON PAGES 5 TO 8 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
               BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY
                   STATE SECURITIES COMMISSION NOR HAS THE
               SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                      ADEQUACY OF THIS PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this Prospectus is May __, 1997.

                              PROSPECTUS SUMMARY

          The following is a summary of the more detailed information and financial statements appearing elsewhere in this Prospectus. This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and
     Section 21E of the Securities Exchange Act of 1934 (the "1934 Act"). The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business strategies; and (iv) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as information contained in the Company's 1934 Act filings with the Securities and Exchange Commission (the "Commission"), identify important factors that could cause such differences.

                                 THE COMPANY

          Dataflex Corporation (the "Company"), incorporated in New Jersey in 1976, is a direct marketer of microcomputer equipment, related products and computer services. The Company markets computer equipment and related products supplied primarily by major manufacturers, including Compaq, Hewlett-Packard, IBM and Toshiba. The Company's customers are business organizations with diverse desktop computing requirements located throughout the United States, with a primary concentration in the Southeast. The Company provides its customers with single-source, value-added desktop computing solutions and services, including product sales, system integration, network installations, help desk support, training, consultation services and equipment repair maintenance. The Company is also a certified Novell Education Center and a certified Microsoft Authorized Technical Education Center capable of providing on-site or off-site manufacturer authorized education.

          The computer services business continues to be the fastest growing segment of the Company's operations and includes dedicated on-site remedial and nonremedial maintenance support to the Company's customers through the Company's Mainsite(TM) program, field service repairs and maintenance, system configuration, asset management, authorized training centers, LAN/WAN consulting and system integration, help desk support through its toll-free support line for all computer and computer related problems, and FlexStaff, which provides dedicated high-end technical support on a contract basis to customers for short and long-term requirements. In addition, the Company is a member of a national network of service partners to enhance its ability to deliver nationwide, on-site services to its customers.

          The Company focuses its efforts on customer service. The Company conducts ongoing training for its associates, monitors response and repair time regarding customer requests and concerns, measures delivery time for services and conducts customer surveys to determine the level of customer satisfaction.

          Over the past twelve months, the Company has divested its Eastern
     (New Jersey-based), Midwestern (Chicago-based), and Western (California- and Arizona-based) regions in a series of transactions. These divestitures are a reversal of the Company's expansion strategy implemented in 1994 and 1995 and resulted from the Company's inability to successfully integrate these acquisitions promptly and effectively. Additionally, management determined that the Company lacked adequate capital (or access to adequate capital) to support its expanded infrastructure, to make necessary additional capital expenditures and to service the significant indebtedness incurred in connection with the acquisitions. Management concluded that it was necessary to reduce the burden of this indebtedness. The divestitures have reduced the Company's indebtedness and allowed it to focus on its core competencies. In particular, management believed that the Company's best opportunities were in the Southeastern United States and therefore concentrated the Company's efforts in this region. As a result, the Company disposed of its other operations, including its Eastern region (the original business of the Company) in 1996. The Company also recently sold its Kindergarten through 12th Grade Education business to Computer Plus, Inc. ("Computer Plus").



          The Company has offices in Tallahassee, Maitland (Orlando), Hollywood (Miami-Ft. Lauderdale) and Clearwater (Tampa Bay), Florida, as well as in Smyrna (Atlanta), Georgia. The Company's headquarters are located at
     2145 Calumet Street, Clearwater, Florida 34625, and its telephone number is (813) 562-2200.






                                 THE OFFERING
Common Stock Offered by the Selling Shareholders  . . . . . . . . . . . . . . . .   270,000 shares

Common Stock Outstanding(1) . . . . . . . . . . . . . . . . . . . . . . . . . . .   5,847,199 shares

Nasdaq National Market Symbol . . . . . . . . . . . . . . . . . . . . . . . . . .   DFLX


--------------------
(1) Based upon the number of shares outstanding as of March 31, 1997. Excludes (i) 1,089,222 shares of Common Stock issuable upon the exercise of options outstanding which had a weighted average exercise price of $3.725 per share and of which 421,813 shares were exercisable at a weighted average exercise price of $4.966 per share and (ii) 849,116 shares of Common Stock reserved for future issuance under the Company's Stock Option Plans. See "Description of Capital Stock."

                     SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                               For the Nine Months
                                                                                      Ended
                                    For the Years Ended March 31,                 December 31,
                         ----------------------------------------------------------------------------
                           1996      1995      1994       1993       1992       1996         1995
                         -------- --------- ---------- -------- ----------- ------------ ------------
                                            (In thousands, except per share data)

INCOME STATEMENT DATA:
Revenue . . . . . . . .  $472,102 $273,851  $ 122,348  $  77,306 $   99,031 $   210,899  $   340,804
Cost of Revenue . . . .   419,592  242,564    108,818     65,555     80,733     185,327      302,462
                         -------- --------  ---------  --------- ---------- -----------  -----------
Gross Profit  . . . . .    52,510   31,287     13,530     11,751     18,298      25,572       38,342
Selling, General and
  Administrative
  Expenses  . . . . . .    42,995   24,259     10,675     10,272     11,116      21,594       30,632
Amortization of
  Goodwill  . . . . . .     1,265      594          0          0          0         530          932
Restructuring and Other
  Charges . . . . . . .     5,353        0          0          0          0           0            0
                         -------- --------  ---------  --------- ---------- -----------  -----------
Operating Income  . . .     2,897    6,434      2,855      1,479      7,182       3,448        6,778
Interest (Expense)
  Income  . . . . . . .    (8,063)  (2,677)         4        (13)      (123)     (4,051)      (5,717)
Loss on Dispositions of
  Businesses  . . . . .    (4,632)       0          0          0          0      (6,230)           0
Litigation Settlement
  and Related Costs . .         0        0       (847)         0          0           0            0
                         -------- --------  ---------  --------- ---------- -----------  -----------
(Loss) Income Before
  Income Taxes. . . . .    (9,798)   3,757      2,012      1,466      7,059      (6,833)       1,061
(Benefit from)
  Provision for
  Income Taxes  . . . .    (3,463)   1,617        884        653      2,931      (2,412)         456
                         -------- --------  ---------  --------- ---------- -----------  -----------
Net (Loss) Income . . .    (6,335)   2,140      1,128        813      4,128      (4,421)         605
                         ======== ========  =========  ========= ========== ===========  ===========
(Loss) Earnings per
  Common Share. . . . .     (1.22)     .45        .28        .20        .95        (.78)         .11
                         ======== ========  =========  ========= ========== ===========  ===========
Weighted Average Common
  Shares  . . . . . . .     5,214    4,733      4,085      4,080      4,335       5,644        5,422
                         ======== ========  =========  ========= ========== ===========  ===========

BALANCE SHEET DATA:                           March 31,                            December 31,
                         --------------------------------------------------        ------------
                           1996      1995      1994       1993       1992              1996
                         ------------------ ---------- --------------------        ------------
Working Capital . . . .  $ 57,531 $ 46,971  $  22,629    $20,973    $20,722         $ 9,363
Total Assets  . . . . .   170,313  146,581     56,337     37,943     42,179          68,982
Long-Term Debt  . . . .    54,062   52,510        228         -0-       213           4,687
Total Shareholders'
Equity  . . . . . . . .    31,849   34,140     26,680     25,338     24,970          27,915



                                 RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus, in connection with an investment in the Common Stock offered hereby. This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the 1934 Act. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's financing plans; (iii) the Company's business strategies; and (iv) the declaration and payment of dividends. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors.
The accompanying information contained in this Prospectus, including without limitation the information set forth below, as well as under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as information contained in the Company's 1934 Act filings with the Commission, identify important factors that could cause such differences.

     DEPENDENCE UPON PRINCIPAL SUPPLIERS. Compaq, Hewlett-Packard and IBM supplied approximately 19%, 17% and 3%, respectively, of the Company's Southeastern region purchases for the nine months ended December 31, 1996. No other supplier accounted for more than 3% of the Company's Southeastern region purchases during this period. The Company's authorized dealership agreements with Compaq, Hewlett-Packard and IBM are renewable annually and are subject to termination by Compaq, Hewlett-Packard, IBM or the Company with or without cause upon three months prior written notice, or immediately, under certain circumstances. The non-renewal or termination by Compaq, Hewlett-Packard or IBM of the Company's authorized dealer status would have a material adverse effect on the Company's business. Additionally, any significant reduction in promotional sales concessions by such suppliers could have a material adverse effect on the Company's business and its ability to compete. See "Business--Products and Principal Suppliers."

     COMPETITION. The sale of microcomputer equipment, related products and computer services is highly competitive. The Company competes with local, regional, national and international resellers and distributors and mail order providers of microcomputer equipment, related products and computer services, including network integrators and retail stores. Many of the Company's competitors are substantially larger, have more personnel, have substantially greater financial and marketing resources, and operate within a larger geographic area than the Company. The microcomputer distribution and support industry continues to experience a significant amount of consolidation. In the future, the Company may experience further competition from new market entrants and possible alliances between existing competitors. Additionally, the Company's recent reduction in size and geographic reach may make it a less desirable supplier for some of its customers. As a result of competition among microcomputer resellers, higher discounts given to large corporate customers and other factors, the Company's gross margins have continued to decline over the past several years, and there can be no assurance that such decreases will not continue.

     The Company is also increasingly competing with microcomputer manufacturers which market through direct sales forces and distributors. More aggressive competition by manufacturers of microcomputer products, such as offering a full range of services in addition to products, could have a material adverse effect on the Company's business. There can be no assurance that the Company will be able to compete successfully with its competitors in the future. See "Business--Competition."

     COMPETITIVE MARKET FOR TECHNICAL PERSONNEL. The Company's future success also depends largely on its ability to attract, hire, train and retain highly qualified technical personnel to provide the Company's services.

Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining the technical personnel it requires to conduct and expand its operations successfully and to differentiate itself from its competition. The Company's results of operations and growth prospects could be materially adversely affected if the Company were unable to attract, hire, train and retain such qualified technical personnel. See "Business--Employees."

     MANAGEMENT OF GROWTH AND REDEPLOYMENT OF THE COMPANY'S RESOURCES. The Company's future performance will depend in part on its availability to redeploy its resources to its remaining core business and to finance and manage any expansion of these operations. Additionally, the Company must adapt its management information system to changes in its business, including those related to the changing scope of its operations and the redirection of its efforts to its core business. The failure of the Company to effectively redeploy its resources, to manage growth effectively, or to successfully adapt its management information systems, could have a material adverse effect upon its business, financial condition and results of operations.

     LIQUIDITY AND CAPITAL RESOURCES. The Company has historically relied upon credit lines and trade credit from its vendors to satisfy its capital needs.
The inability to obtain and retain such sources of capital could have an adverse affect on the Company's business, financial condition and results of operations.

     INVENTORY MANAGEMENT. The microcomputer distribution and support industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence. While most of the inventory stocked by the Company is for specific customer orders, inventory devaluation or obsolescence could have a material adverse effect on the Company's operations and financial results. Current industry practice among manufacturers is to provide price protection intended to reduce the risk of inventory devaluation, although such policies are subject to change at any time and there can by no assurance that such price protection will be available to the Company in the future. Also, the Company currently has the option of returning inventory to certain manufacturers and distributors, subject to certain limitations. The amount of inventory that can be returned to manufacturers without a restocking fee varies under the Company's agreements and such return policies may provide only limited protection against excess inventory. There can be no assurance that new product developments will not have a material adverse effect on the value of the Company's inventory or that the Company will successfully manage its existing and future inventory. In addition, the Company stocks parts inventory for its service business. Parts inventory is more likely to experience a decrease in valuation as a result of technological change and obsolescence, and there are no price protection practices offered by manufacturers with respect to parts. See "Business--Products and Principal Suppliers."

     PRODUCT SUPPLY. The computer distribution industry is dependent upon the supply of products available from its vendors. The industry is characterized by periods of severe product shortages due to vendors' difficulty in projecting demand for certain products distributed by the Company. When such product shortages occur, the Company typically receives an allocation of product from the vendor. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill all of the Company's customer orders on a timely basis. Failure to obtain adequate product supplies, if available to competitors, could have an adverse affect on the Company's business, financial condition, and results of operations.

     VENDOR REBATES AND VOLUME DISCOUNTS. The Company's profitability has been favorably affected by its ability to obtain rebates and volume discounts from manufacturers and through aggregators and distributors. Because of the divesture of the Company's Eastern, Midwestern and Western regions, the Company has experienced a reduction in its volume discounts. Any additional reduction or elimination of rebates, volume discount schedules or other marketing programs offered by manufacturers and currently received by the Company could have a material adverse effect on the Company's operations and financial results. In particular, a reduction or elimination of rebates relating to government customers could adversely effect the Company's ability to serve government agencies in a highly competitive marketplace. See "Business--Products and Principal Suppliers".

     MANUFACTURER MARKET DEVELOPMENT FUNDS. Several manufacturers offer market development funds, cooperative advertising and other promotional programs to computer resellers. These funds are accounted for as reductions in selling, general and administrative expenses, thereby increasing net income. While such programs have been available to the Company in the past, there is no assurance that these programs will be continued. Any discontinuation or material reduction of these programs could have an adverse effect on the Company's operations and financial results. See "Business--Products and Principal Suppliers."

     RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL CHANGE. The market for the Company's products and services is characterized by rapidly changing technology and frequent new product and service introductions. The development and commercialization of new technologies and the introduction of new products can render existing products and services obsolete or unmarketable. The Company's business depends on its ability to attract and retain highly capable technical personnel, to enhance existing services and to package newly developed and introduced service offerings of its own with products and services from vendors, on a timely and cost-effective basis, that keep pace with technological developments and address increasingly sophisticated client requirements. There can be no assurance that the Company will be successful in identifying and marketing service enhancements or supporting new products and services introduced by vendors that respond to technological change. In addition, the Company may experience contractual or technical difficulties that could delay or prevent it from successfully deploying new product and service offerings. See "Business--Industry."

     DEPENDENCE ON INDUSTRY ALLIANCES AND RELATIONSHIPS. The Company depends in part upon its alliances and relationships with leading hardware and software vendors, telecommunications carriers and Internet access service providers, particularly Compaq, Hewlett-Packard and IBM. Any adverse change in these relationships could have a materially adverse effect on the Company's results of operations and financial condition while it seeks to establish alternative relationships. Also, the Company will likely need to establish additional alliances and relationships in order to keep pace with evolutions in technology and enhance its service offerings, and there can be no assurance that such additional alliances will be established. See "Business--Products and Principal Suppliers."

     DEPENDENCE ON TELESALES CENTER. The Company's product sales network is dependent upon the Company's ability to protect its computer and telecommunications equipment and the information stored in its Clearwater, Florida, Telesales Center against damage from fire, hurricanes, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices and similar events. There can be no assurance that an unforeseen event will not result in a prolonged disruption of the Company's product sales or that the Company can recover the full amount of its lost revenues from its insurance policies for business interruption. See "Business--Services."

     SUBSTANTIAL RELIANCE ON KEY CLIENTS. The Company estimates that its current top 25 clients accounted for approximately 29% of revenues in the nine months ended December 31, 1996. No one customer accounted for more than 5% of the Company's business during this period. The loss of any of its top 25 clients or any other large client or a significant reduction in purchases by any of the top 25 clients could have a materially adverse effect on the Company's results of operations. The Company's contracts to provide professional services to its clients generally do not obligate the client to purchase any minimum level of services and are terminable upon relatively short notice, often 30 days. There can be no assurance that the Company's largest clients will continue to enter into new contracts with the Company at current levels of business, if at all, or that existing contracts will not be terminated.

     VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the current market price. Developments in the high technology industries or changes in general economic conditions could adversely affect the market price of the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

     DEPENDENCE ON SENIOR MANAGEMENT. The Company is largely dependent upon its senior management team. The loss of the services of any member of its senior management for any reason could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management."

     DEPENDENCE ON THE ECONOMY OF THE SOUTHEASTERN UNITED STATES. Although the Company still operates on a nationwide basis, the vast majority of its sales are concentrated in the Southeastern United States (Florida, Alabama, Mississippi, Louisiana, South Carolina, North Carolina, Tennessee, Georgia and Arkansas.) Accordingly, the Company could be adversely affected by economic downturns and other conditions that may occur from time to time in the region, which may not significantly affect its more geographically diversified competitors.

     CUSTOMER CREDIT EXPOSURE. The Company sells its products to an active customer base. The Company's business could be adversely affected in the event of the deterioration of the financial condition of its customers, resulting in the customers' inability to repay the Company.

                               USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.


                         PRICE RANGE OF COMMON STOCK

     The Common Stock is included in the Nasdaq National Market under the symbol "DFLX." The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock on the Nasdaq National Market.

                                                                               High             Low
                                                                           -----------    ------------
1995
     First Quarter (Beginning January 1, 1995)  . . . . . . . . . . . .    $    10.125    $       7.25
     Second Quarter   . . . . . . . . . . . . . . . . . . . . . . . . .         10.125            7.25
     Third Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . .           8.25            5.50
     Fourth Quarter   . . . . . . . . . . . . . . . . . . . . . . . . .          6.750            3.00

1996
     First Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . .    $     5.125    $      3.125
     Second Quarter   . . . . . . . . . . . . . . . . . . . . . . . . .          7.625           2.688
     Third Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . .          7.375           2.625
     Fourth Quarter   . . . . . . . . . . . . . . . . . . . . . . . . .          3.875           2.063
1997
     First Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . .    $     4.125    $      2.3125
     Second Quarter (through May 8, 1997) . . . . . . . . . . . . . . .    $     3.875    $      2.625




     On May 8, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $2.9375 per share. As of March 31, 1997, there were 529 holders of record of the Common Stock.



                               DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. After the consummation of the Offering, the Company does not intend in the foreseeable future to declare or pay any cash dividends and intends to retain earnings, if any, for the future operation and expansion of the Company's business.

     Any determination to declare or pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, any contractual restrictions, considerations imposed by applicable law and other factors deemed relevant by the Board of Directors. The Company's current line of credit prohibits the Company, under certain conditions, from making cash dividends in excess of $1.0 million in any fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996. See "Principal and Selling Shareholders." This table should be read in conjunction with the Consolidated Financial Statements and Notes included elsewhere in this Prospectus.

                                                                             December 31,
                                                                                 1996
                                                                           ---------------
                                                                            (In thousands)
Current debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $28,085
                                                                                  -------
Long-term debt, less current installments . . . . . . . . . . . . . . . .           4,687
                                                                                  -------
Shareholders' equity:

  Preferred Stock, no par value; 10,000,000 shares
    authorized, no shares issued  . . . . . . . . . . . . . . . . . . . .              --
  Common Stock, no par value; 20,000,000 shares
    authorized, 5,587,661 shares issued and
    outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          23,443
Less:  Loans Receivable for Exercise of Stock Options . . . . . . . . . .            (194)
  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . .           5,269
Less:  Treasury Stock at Cost; 113,901  . . . . . . . . . . . . . . . . .            (603)
                                                                                  -------
     Total shareholders' equity   . . . . . . . . . . . . . . . . . . . .          27,915
                                                                                  -------
Total capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . .         $60,687
                                                                                  =======


                     SELECTED CONSOLIDATED FINANCIAL DATA

     Selected consolidated financial data is set forth below as of and for each of the five fiscal years ended March 31, 1992, 1993, 1994, 1995 and 1996. The financial data for periods prior to fiscal year 1996 have been restated to include the results of operations and financial position of Sunland Computer Services, Inc. ("Sunland"), which was acquired in August 1994 and accounted for under the pooling of interests method. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

                                                                                For the Nine Months
                                                                                       Ended
                                      For the Years Ended March 31,                 December 31,
                            -------------------------------------------------- ----------------------
                              1996      1995      1994      1993       1992       1996        1995
                            --------- --------- --------- --------- ---------- ----------- ----------
                                              (In thousands, except per share data)
INCOME STATEMENT DATA:
Revenue . . . . . . . . .   $472,102  $273,851  $122,348  $ 77,306  $  99,031  $  210,899  $ 340,804
Cost of Revenue . . . . .    419,592   242,564   108,818    65,555     80,733     185,327    302,462
                            --------  --------  --------  --------  ---------  ----------  ---------
Gross Profit  . . . . . .     52,510   31,287     13,530    11,751     18,298      25,572     38,342
Selling, General and
  Administrative Expenses     42,995    24,259    10,675    10,272     11,116      21,594     30,632
Amortization of Goodwill       1,265       594         0         0          0         530        932
Restructuring and Other
  Charges . . . . . . . .      5,353         0         0         0          0           0          0
                            --------  --------  --------  --------  ---------  ----------  ---------
Operating Income  . . . .      2,897     6,434     2,855     1,479      7,182       3,448      6,778
Interest (Expense) Income     (8,063)   (2,677)        4       (13)      (123)     (4,051)    (5,717)
Loss on Dispositions of
  Businesses  . . . . . .     (4,632)        0         0         0          0      (6,230)         0
Litigation Settlement and
  Related Costs . . . . .          0         0      (847)        0          0           0          0
                            --------  --------  --------  --------  ---------  ----------  ---------
Income (Loss) Before
  Income Taxes  . . . . .     (9,798)    3,757     2,012     1,466      7,059      (6,833)     1,061

(Benefit from) Provision
  for Income Taxes. . . .     (3,463)    1,617       884       653      2,931      (2,412)       456
                            --------  --------  --------  --------  ---------  ----------  ---------
Net Income (Loss)   . . .     (6,335)    2,140     1,128       813      4,128      (4,421)       605
                            ========  ========  ========  ========  =========  ==========  =========
(Loss) Earnings per Common
  Share . . . . . . . . .      (1.22)      .45       .28       .20        .95       (0.78)       .11
                            ========  ========  ========  ========  =========  ==========  =========
Weighted Average Common
  Shares  . . . . . . . .      5,214     4,733     4,085     4,080      4,335       5,644      5,422
                            ========  ========  ========  ========  =========  ==========  =========


BALANCE SHEET DATA:                             March 31,                           December 31,
                            --------------------------------------------------  --------------------
                              1996      1995      1994      1993       1992              1996
                            --------- --------- --------- --------- ---------- ----------------------
Working Capital . . . . .   $ 57,531  $ 46,971  $ 22,629  $ 20,973  $  20,722   $      9,363
Total Assets  . . . . . .    170,313   146,581    56,337    37,943     42,179         68,982
Long-Term Debt  . . . . .     54,062    52,510       228        -0-       213          4,687
Total Shareholders' Equity    31,849    34,140    26,680    25,338     24,970         27,915



         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Prospectus.

GENERAL


     During 1996, the Company substantially changed the focus of its operations. During the period 1994-1995, the Company acquired substantially all of the assets of the following entities: Granite Computer Products, Inc. ("Granite"), Advantage Systems, Inc. ("Advantage"), Sunland, Hagen Computer Systems, Inc. ("Hagen"), National Data Products, Inc. ("NDP") and Valtron Technologies, Inc. ("Valtron"). During 1996, the Company divested its Eastern, Midwestern, and Western regions in a series of transactions. Additionally, the Company recently sold its Kindergarten through 12th Grade Education business to Computer Plus. Accordingly, all of the acquired operations (except NDP), as well as the Company's original operations in the Northeastern United States, have been divested. These divestitures are a reversal of the Company's expansion strategy and resulted from the Company's inability to successfully integrate these acquisitions in a prompt and effective manner. Additionally, management determined that the Company lacked adequate capital (or access to adequate capital) to support its expanded infrastructure, to make necessary additional capital expenditures and to service the significant indebtedness incurred in connection with the acquisitions. Management concluded that it was necessary to sell these operations to reduce the Company's indebtedness to an appropriate level. The divestitures have reduced the Company's indebtedness and allowed it to focus on its core competencies. In particular, management believed that the Company's best opportunities were in the Southeastern United States and therefore concentrated the Company's efforts in this region (originally the NDP operating area). Management does not currently intend to make any other significant divestitures.


     The historical financial information contains financial information for Granite, Advantage, Hagen, NDP and Valtron from the date of their respective acquisitions. The Sunland acquisition, which was accounted for as a pooling of interests, resulted in a restatement of all periods presented.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to total revenues of the items listed in the Company's Consolidated Statements of Operations:

                                                                                            Percentage of
                                                                                               Revenue
                                                                                             Nine Months
                                                         Percentage of Revenue                  Ended
                                                         Years ended March 31,              December 31,
                                                 ------------------------------------- -----------------------
                                                     1996        1995         1994        1996        1995
                                                 ------------ ----------- ------------ ----------- -----------

Revenue . . . . . . . . . . . . . . . . . . . .      100.0%      100.0%       100.0%      100.0%      100.0%
Cost of Revenue . . . . . . . . . . . . . . . .       88.9        88.6         88.9        87.9        88.7
                                                     -----       -----        -----       -----       -----
Gross Profit  . . . . . . . . . . . . . . . . .       11.1        11.4         11.1        12.1        11.3
Selling General and Administrative Expenses . .        9.1         8.9          8.7        10.2         9.0
Amortization of Goodwill  . . . . . . . . . . .        0.3         0.2          0.0         0.3         0.3
Restructuring and Other Charges . . . . . . . .        1.1         0.0          0.0         0.0         0.0
                                                     -----       -----        -----       -----       -----
Operating (Loss) Income . . . . . . . . . . . .         .6         2.3          2.4         1.6         2.0
Interest (Expense) Income, Net  . . . . . . . .       (1.7)       (0.9)         0.0        (1.9)       (1.7)
Loss on Dispositions of Business  . . . . . . .       (1.0)        0.0          0.0        (2.9)        0.0
Litigation Settlement and Related Costs . . . .        0.0         0.0         (0.7)        0.0         0.0
                                                     -----       -----        -----       -----       -----
(Loss) Income Before Income Taxes . . . . . . .       (2.1)        1.4          1.7        (3.2)        0.3
(Benefit from) Provision for Income Taxes . . .       (0.7)        0.6          0.8        (1.1)        0.1
                                                     -----       -----        -----       -----       -----
Net (Loss) Income . . . . . . . . . . . . . . .       (1.4)%       0.8%         0.9%       (2.1)%       0.2%
                                                     =====       =====        =====       =====       =====


NINE MONTHS ENDED DECEMBER 31, 1996 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1995

     For the nine months ended December 31, 1996, revenues decreased by 38.1% or $129,905,000, to $210,899,000, as compared with $340,804,000 for the nine months ended December 31, 1995. The decrease in revenues is due to the sale of the Western region operations on April 1, 1996 and the sale of the Midwestern and Eastern region operations on October 4, 1996. On a comparable basis, excluding revenues for the Western, Midwestern and Eastern regions, revenues increased by 19.3% or $19,809,000, for the nine months ended December 31, 1996, as compared with the nine months ended December 31, 1995.

     For the nine months ended December 31, 1996, gross profit decreased by 33.3% or $12,770,000, to $25,572,000, as compared with $38,342,000 for the nine months ended December 31, 1995. This decrease relates to the exclusion of gross profit contribution for the Western region for the nine months ended December 31, 1995. On a comparable basis, excluding the Western, Midwestern and Eastern regions, gross profit increased by $4,469,000, or 34.5% for the nine months ended December 31, 1996.

     As a percentage of revenues, gross profit was 12.1% for the nine months ended December 31, 1996, as compared to 11.3% for the nine months ended December 31, 1995. The increase in gross profit as a percentage of sales in the third quarter reflects an increase in services sales, which have a higher gross margin. The increase in gross profit as a percentage of sales for the nine months ended December 31, 1996, as compared with the prior year, is due to the disposition of less profitable computer services business in the Western region and the increase in computer services business in the Southeastern region.

     Selling, general and administrative expenses decreased by 29.5% or $9,038,000 to $21,594,000, as compared with $30,632,000 for the nine months ended December 31, 1995. This decrease primarily relates to the sale of the Western region on April 1, 1996 and the sale of the Midwestern and Eastern regions on October 4, 1996.

     As a percentage of revenues, selling, general and administrative expenses were 10.2% for the nine months ended December 31, 1996, as compared with 9.0% for the nine months ended December 31, 1995. The increase in selling, general and administrative expenses as a percentage of revenues for the nine months ended December 31, 1996, as compared with the prior year, reflects additional administrative expenses associated with the sales of the Western, Midwestern and Eastern regions, as well as the sale of the Valtron division (part of the Western region operations). The increase also reflects a difference in customer base and product mix in the Southeastern region, as compared to the Midwestern and Eastern regions.

     Amortization of goodwill decreased by 43.2% or $403,000 to $529,000, as compared with $932,000 for the nine months ended December 31, 1995, due primarily to the disposition of the Western region on April 1, 1996 and the disposition of the Midwestern and Eastern regions on October 4, 1996.

     Interest expense decreased by 29.1% or $1,665,000 to $4,052,000, as compared to $5,716,000 for the nine months ended December 31, 1995. The decrease primarily relates to reduced average borrowings resulting from the pay down of debt from the proceeds of the sale of the Western, Midwestern and Eastern regions.

     The loss on disposition of business recorded in the nine months ended December 31, 1996 represents the aggregate difference between the carrying value of the net assets of the sale of the Midwestern and Eastern region operations and the net realizable value of these net assets. The Company recorded a loss of $6,230,000 on the disposition of these businesses.

SUBSEQUENT EVENTS

     In March 1997, the Company settled certain litigation (See "Legal Proceedings") with former shareholders of Sunland. This settlement will have no material effect on the Company's financial position or results of operations.

     The Company recently sold its Kindergarten through 12th Grade Education business for approximately $4.4 million, and returned approximately $3.1 million in accounts receivable relating to this business. In connection with decision to sell this business, the company recorded a pre-tax loss of approximately $2.7 million in the fourth quarter of Fiscal 1997. Sales for this business for the nine months ended December 31, 1996 were approximately $14.5 million.

     On May 5, 1997, the Company received approximately $2.7 million of $5.0 million escrowed funds relating to the sale of the Company's Midwest and Eastern divisions. Distribution of the remaining escrowed funds and the collection of certain related receivables is being disputed by the acquirer. The outcome of this dispute is not presently known.


1996 COMPARED TO 1995

     Revenues increased by 72.4% or $198,251,000, from $273,851,000 for the fiscal year ended March 31, 1995 ("Fiscal 1995") to $472,102,000 for the fiscal year ended March 31, 1996 ("Fiscal 1996"). The increase primarily related to a full year of revenues contributed by the companies acquired during Fiscal 1995 of $190,000,000. Product revenues, which included desktop computers, printers, displays, LAN products, software and other peripherals, accounted for approximately 89.5% of total revenues and increased by $176,001,000 or 71.4%. Service revenues, which include consulting, training, on-site maintenance and project management, accounted for approximately 10.5% of total revenues and increased by $22,250,000 or 81.4%.

     Gross profit increased by 67.8% or $21,233,000, from $31,287,000 in Fiscal 1995 to $52,510,000 in Fiscal 1996. This increase during Fiscal 1996 primarily related to the gross profit contribution provided by the acquired companies.
As a percentage of revenues, gross profit decreased to 11.1% in Fiscal 1996 as compared to 11.4% in Fiscal 1995. This decrease reflects lower margins in the computer services business due to incremental costs associated with the continued investment in the development of the computer services business. Hardware margins were consistent with those for Fiscal 1995.

     Selling, general and administrative expenses increased by 77.2% or $18,736,000, from $24,259,000 in Fiscal 1995 to $42,995,000 in Fiscal 1996,
primarily due to the recent acquisitions and increases in corporate infrastructure to support the growth of the Company. As a percentage of revenues, selling, general and administrative expenses increased from 8.9% in Fiscal 1995 to 9.1% in Fiscal 1996. This increase was primarily due to the acquisition of Valtron (part of the Western region's operations), which had higher selling, general and administrative expenses as a percentage of revenues.

     Amortization of goodwill of $1,265,000 in Fiscal 1996, as compared to $594,000 in Fiscal 1995, reflects a full year of amortization in Fiscal 1996, whereas Fiscal 1995 includes a partial year of amortization due to the timing of recent acquisitions.

     Restructuring and other charges represented the estimated costs to enhance the Company's operational and administrative efficiencies through consolidations of operations and information systems. The charges related primarily to dispositions and write-downs of inventory and spare parts of $2,700,000, employee termination benefits of $1,200,000, write-offs of computer systems of $1,000,000 and other charges of $400,000. Inventory write-offs related primarily to a reduction in the net realizable value of inventory product lines in which the Company no longer intends to conduct business. Employee termination benefits related largely to one-time payments to former Company executives resulting from the termination of their contracts and other benefits to be provided to line employees terminated due to consolidation and elimination of certain positions. Systems write-offs related primarily to the replacement of older computer systems with new, upgraded systems.

     Loss on dispositions of businesses represented the aggregate difference between the carrying value of the net assets of the businesses to be sold and the estimated net realizable value of these net assets. As described previously, the Company sold substantially all the assets and transferred substantially all the liabilities of its Western Region (including its Valtron operation) subsequent to its Fiscal 1996 year-end. The Company recorded a loss of approximately $4.6 million in Fiscal 1996 on the dispositions of these businesses.

     Interest expense, net of interest income, was $8,064,000 in Fiscal 1996 as compared to $2,677,000 in Fiscal 1995. The increase primarily related to increased borrowings in connection with the acquisitions in Fiscal 1995 and Fiscal 1996 and higher average interest rates during Fiscal 1996 relative to Fiscal 1995.

1995 COMPARED TO 1994

     Revenues increased by 123.8% or $151,502,000, from $122,349,000 for the fiscal year ended March 31, 1994 ("Fiscal 1994") to $273,851,000 for Fiscal 1995. The increase primarily related to revenues contributed by the acquired companies during Fiscal 1995 of $148,005,000. Product revenues, which included desktop computers, printers, displays, LAN products, software and other peripherals, accounted for over 90% of total revenues and increased by $138,353,000 or 127.9%. Service revenues, which included consulting, training, on-site maintenance and project management, accounted for approximately 10% of total revenues and increased by $13,163,000 or 93.0%.

     Gross profit increased by 131.2% or $17,757,000, from $13,530,000 in Fiscal 1994 to $31,287,000 in Fiscal 1995. This increase primarily related to the gross profit contribution provided by the acquired companies during Fiscal 1995. As a percentage of revenues, gross profit increased to 11.4% in Fiscal 1995 as compared to 11.1% in Fiscal 1994. This increase reflected slight improvement in hardware margins, partially offsetting lower margins in the computer services business due to incremental costs associated with the continued investment in the development of a nationwide computer services business.

     Selling, general and administrative expenses increased by 127.2% or $13,584,000, from $10,675,000 in Fiscal 1994 to $24,259,000 in Fiscal 1995,
primarily due to the recent acquisitions and increases in corporate infrastructure to support the Company's growth. As a percentage of revenues, selling, general and administrative expenses increased from 8.7% in Fiscal 1994 to 8.8% in Fiscal 1995.

     Amortization of goodwill of $594,000 in Fiscal 1995 reflects amortization of the excess of purchase price over net assets acquired for the related acquisitions. There was no amortization of goodwill in Fiscal 1994.

     Interest (expense) income, net was ($2,677,000) in Fiscal 1995 as compared to $4,800 in Fiscal 1994. The net increase in expense as compared to income in the prior fiscal year primarily related to the use of funds available for investment and increased borrowings in connection with the acquisitions in Fiscal 1995.

     Litigation settlement and related costs in Fiscal 1994 represented expenses associated with the settlement of the class action lawsuit. See Note 15 to the Consolidated Financial Statements.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

     The following table presents unaudited quarterly operating results for the Company for the four calendar quarters of each of 1995 and 1996. In the opinion of management, this information has been prepared on the same basis as the audited Consolidated Financial Statements included in this Prospectus and includes all adjustments (consisting of only normal recurring accruals) that management considers necessary for a fair presentation of the results for such periods. Such quarterly results are not necessarily indicative of the results of operations for any future period.

                                                          Quarters Ended
                   --------------------------------------------------------------------------------------------
                                        1995                                          1996
                   ---------------------------------------------  ---------------------------------------------
                    March 31,   June 30,     Sept.30,  Dec. 31,    March 31,    June 30,   Sept. 30,    Dec.31,
                    ---------   --------     --------  --------    ---------    --------   ---------    -------
                                            (in thousands, except for per share data)
                                                           (unaudited)
Revenue . . . . . .$   70,743   $110,325   $107,844    $122,635   $  131,298   $ 86,031    $ 83,875   $40,993
Gross profit  . . .    11,051     11,900     12,774      13,674       14,162     10,369       9,531     5,672
Net income  . . . .       272        309        142         153       (6,999)      (534)     (4,145)      257
Net earnings per
  share . . . . . .$      .05   $    .06   $    .03    $    .03   $    (1.34)  $   (.10)   $   (.75)  $   .04


LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash requirements increased significantly as a result of the Company's acquisitions during the period 1994-1996. A significant debt burden was placed upon the Company in connection with these acquisitions, and management determined that the Company lacked adequate capital (or access to adequate capital) to support its expanded infrastructure, to make necessary capital expenditures and to service its debt. Accordingly, management concluded that it was necessary to divest the Company's Eastern, Midwestern and Western regions. As a result of the sale of its Eastern, Midwestern, and Western Regions, the bulk of the Company's cash flow in 1996 resulted from proceeds of these sales.


     Historically, IBM Credit Corporation was the Company's primary lender. During 1996, the Company replaced IBM Credit Corporation with NationsBank, N.A. (South) and NationsCredit Commercial Corporation of America (the "Line of Credit"). Currently, the Line of Credit provides that the Company may borrow up to $38.0 million, at an interest rate of LIBOR plus 2 1/2% per annum. This Line of Credit has an initial term through December 17, 1998. Borrowings under the Line of Credit are collateralized by all of the Company's inventory and accounts receivables. Currently, approximately $23.6 million is outstanding under the Line of Credit.


     The Line of Credit contains certain financial covenants, including covenants requiring the Company to maintain a minimum tangible net worth, maintain a minimum interest coverage ratio, maintain various minimum financial ratios and limit the amount of capital expenditures. In addition, the Line of Credit prohibits the Company, under certain conditions, from making cash dividends and distributions and from redeeming shares of its capital stock for cash in excess of $1,000,000 in any fiscal year.


     The Company intends to use the bulk of the cash proceeds from the sale of its Kindergarten through 12th Grade Education business to Computer Plus (approximately $4.4 million) to further reduce the balance due under the Line of Credit. The Company has retained approximately $3.1 million in accounts receivable. Additionally, on May 5, 1997, the Company received approximately $2.7 million of $5.0 million escrowed funds relating to the sale of the Company's Midwestern and Eastern divisions, which will be used to decrease amounts outstanding under the Line of Credit. Distribution of the remaining escrowed funds and the collection of certain related receivables is being disputed by the acquiror and, there can be no assurance that the Company will receive any of such funds.


     During Fiscal 1996 and Fiscal 1997, the Company's Southeast Division invested approximately $1.2 million and $827,000, respectively, for capital equipment expenditures. The majority of the capital expenditures were for computer equipment and software. For the year ending March 31, 1998, the Company expects its capital expenditures to be approximately $8.5 million, with approximately $7.5 million to be spent on a new 73,000 square foot facility that will allow the Company to consolidate all of its Clearwater-based personnel into one facility and provide space for additional expansion. The Company is currently negotiating with developers for the construction of this new facility and is in the process of seeking appropriate mortgage financing for construction.

     The Company believes that the cash flow from operations, the Line of Credit and trade credit from its vendors will be sufficient for its requirements through the expiration of the term of the Line of Credit in December 1998.

IMPACT OF INFLATION

     The Company has not been adversely affected by inflation as technological advances and competition within the microcomputer industry have generally caused prices of the products sold by the Company to decline. Management believes that any price increases could be passed onto its customers as prices charged by the Company are not set by long-term contracts.

NEW-ACCOUNTING PRONOUNCEMENTS

     In Fiscal 1997, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting For the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. The adoption of this standard had no effect on the Company's financial statements.

     In Fiscal 1997, the Company elected to continue to apply the prior accounting rules by adopting SFAS No. 123, Accounting for Stock-Based Compensation. Additional disclosures relating to the pro forma net income and earnings per share will be required in the Company's annual financial statements for Fiscal 1997.

     The effect, if any, of recently issued SFAS No. 128, Earnings Per Share and SFAS No. 129, Disclosure of Information About Capital Structure, is not presently known.

                                   BUSINESS

GENERAL

     The Company, established in 1976, is a direct marketer of microcomputer equipment, related products and computer services. The Company markets equipment and products supplied primarily by major manufacturers, including Compaq, Hewlett-Packard, IBM and Toshiba. The Company's customers are business organizations with diverse desktop computing requirements located throughout the United States, with a primary concentration in the Southeast. The Company provides its customers with single-source, value-added desktop computing solutions and services, including product sales, system integration, network installations, help desk support, training, consultation services and equipment repair maintenance. The Company is also a certified Novell Education Center and a Microsoft Authorized Technical Education Center capable of providing on-site or off-site manufacturer authorized education.

     The computer services business continues to be the fastest growing segment of the Company's operations and includes dedicated on-site remedial and nonremedial maintenance support to the Company's customers through the Company's Mainsite(TM) program, field service repairs and maintenance, system configuration, asset management, authorized training centers, LAN/WAN consulting and system integration, help desk support through its toll-free support line for all computer and computer related problems, and FlexStaff, which provides dedicated high-end technical support on a contract basis to customers for short and long-term requirements. In addition, the Company is a member of a national network of service partners to enhance its ability to deliver nationwide, on-site services to its customers.

     The Company focuses its efforts on customer service. The Company conducts ongoing training for its associates, monitors response and repair time regarding customer requests and concerns, measures delivery time for services and conducts customer surveys to determine the level of customer satisfaction.


     Over the past twelve months, the Company has divested its Eastern (New Jersey-based), Midwestern (Chicago-based), and Western (California- and Arizona-based) regions in a series of transactions. These divestitures are a reversal of the Company's expansion strategy implemented in 1994 and 1995 and resulted from the Company's inability to successfully integrate these acquisitions promptly and effectively. Additionally, management determined that the Company lacked adequate capital to support its expanded infrastructure, to make necessary additional capital expenditures and to service the significant indebtedness incurred in connection with the acquisitions. Management concluded that it was necessary to reduce the burden of this indebtedness. The divestitures have reduced the Company's indebtedness and allowed it to focus on its core competencies. In particular, management believed that the Company's best opportunities were in the Southeastern United States and therefore concentrated the Company's efforts on this region. As a result, the Company disposed of its other operations, including its Eastern region (the original business of the Company) in 1996. The Company also recently sold its Kindergarten through 12th Grade Education business to Computer Plus.



     The Company has offices in Tallahassee, Maitland (Orlando), Hollywood (Miami-Ft. Lauderdale) and Clearwater (Tampa Bay), Florida, as well as in Smyrna (Atlanta), Georgia. The Company's headquarters are located at
2145 Calumet Street, Clearwater, Florida 34625 and its telephone number is (813) 562-2200.


INDUSTRY OVERVIEW

     Since 1988, the microcomputer distribution and support industry's rate of revenue growth has been affected by the introduction of many lines of low priced clones, significant price reductions by major competitors, increasing support costs and complexity and the introduction of networking technology.
The Company believes the microcomputer distribution and support industry does not function along the traditional supply and demand principle, as in many cases product shortages result in lower pricing to customers. The industry has been consolidating since the early 1990's, as larger resellers acquire smaller, strategically-located resellers to increase their market share.

     Dataquest reports that the demand for microcomputer products and related services are expected to grow approximately 10-13% from 1996 to the year 2000. Dataquest estimates that approximately 80% of the five-year cost of businesses owning personal computers is in the maintenance, training and support, not the hardware and software acquisition costs. Consequently, the Company believes future growth will come not only from a continuing demand for computer hardware, but also from an increasing demand for related computer services, such as internet and intranet applications, as well as for integration services and training.

MARKETING AND SALES STRATEGY

     The Company's objective is to continue as a direct marketer of microcomputer equipment, related products and computer services, with a primary focus on the Southeastern United States. The key elements of the Company's marketing and sales strategy in seeking to achieve this objective include:

         Focus on Medium-to-Large Organizations and Government Agencies. The Company's marketing focus is primarily on medium-to-large organizations and government agencies. The Company believes that these customers are dependent on their suppliers to provide, in addition to competitive pricing, a consultative approach to their microcomputer equipment needs. This approach addresses purchasing, software selection, compatibility, maintenance, support, networking, training and obsolescence. The Company utilizes this approach, seeking to help customers analyze costs, improve user satisfaction and maintain administrative control over their desktop computer equipment. The Company markets solutions to both existing and potential customers with the objective of becoming the customers' "preferred provider" of desktop microcomputer services and product acquisition.

         Target Client Needs. The Company may benefit from its clients' needs, particularly in the areas of internet-working, client/server applications, and network management through targeted telemarketing, strategic alliances with major personal computer and network vendors, client referrals and promotional programs that offer hardware and service tie-ins. The need to outsource for technical expertise in these areas may provide growth for the Company and offer cost savings, improved flexibility and high-end user satisfaction for its customers.

         Develop Internal Information Systems. The Company believes that its ability to provide accurate and timely information to customers is integral to the success of its marketing efforts. Accordingly, the Company is continuing to develop its internal information systems. These internal information systems are intended to provide members of the Company's marketing and sales staff, as well as customers, with current information regarding the products offered for sale, including information on availability, pricing, order status and purchasing requests. See "Business--Management Information Systems."

         Utilize Various Marketing Strategies. To market its products and services, the Company utilizes telemarketing, strategic alliances with major vendors, customer referrals and various promotional activities. The Company also makes joint sales presentations with certain of its major vendors to existing and prospective customers.

PRODUCTS AND PRINCIPAL SUPPLIERS

     The Company offers over 50,000 PC/Networking hardware and software SKU's from over 500 vendors, including Compaq, Hewlett-Packard, IBM, Toshiba, Microsoft and Novell. Products include desktop and laptop PCs, servers, monitors, peripherals, operating system and application software and individual components. The Company continually evaluates new products from existing vendors and seeks out new products and new vendors, as technology develops and needs arise.

     Sales of Compaq, Hewlett-Packard and IBM products constituted approximately 18%, 16% and 5% of the Company's Southeastern region revenue during Fiscal 1997. No other manufacturer's products accounted for more than 5% of the Company's revenues. No one customer accounted for more than 10% of the Company's revenues during Fiscal 1997.

     The Company receives discretionary subsidies, including rebates and volume discounts, from certain manufacturers and through aggregators and distributors to promote sales and support activities relating to their products. Some of these subsidies have been used to expand the array of sales and support services and to reimburse the Company for, and to accelerate its expansion into, additional areas relating to those manufacturers' products and services. The loss of a significant amount of rebates, volume discounts or other marketing programs offered by manufacturers that result in the reduction or elimination of subsidies currently received by the Company could have a material adverse effect on the Company's operations and financial results. In particular, a reduction or elimination of rebates relating to government customers could adversely affect the Company's ability to serve government agencies in a highly competitive marketplace. See "Risk Factors-Vendor Rebates and Volume Discounts" and "--Manufacturer Market Development Funds."

     The Company's authorized dealership agreements may be terminated by the manufacturer or the Company without cause upon notice with periods ranging from 30 to 90 days, and immediately, under certain circumstances. In addition, while each agreement is generally subject to renewal on an annual basis, there can be no assurance that such agreements will be renewed. The termination or non-renewal of the Compaq, Hewlett-Packard or IBM dealership agreements would have a material adverse effect on the Company's business. The Company believes that its relationships with its major suppliers are good. See "Risk Factors-Dependence on Principal Suppliers."

     The microcomputer distribution and support industry is characterized by rapid product improvement and technological change resulting in relatively short product life cycles and rapid product obsolescence. While most of the inventory stocked by the Company is for specific customer orders, inventory devaluation (whether as a result of vendor price reductions or otherwise) or obsolescence is a potential problem for the Company. Current industry practice among manufacturers is to provide price protection intended to reduce the risk of devaluation, although such policies are subject to change at any time and there can be no assurance that such price protection will be available to the Company in the future. The Company currently has in place stock rotation arrangements with many of its vendors, enabling it to return all or a part of inventory items purchased within a designated period. The Company also stocks parts inventory for its service business, which is not subject to price protection and stock rotation protection. This inventory may be especially susceptible to technological changes and obsolescence. See "Risk Factors-Inventory Management."

SALES ACTIVITIES AND ORDER FULFILLMENT

     The Company is dependent, in large part, on the account executives that locate and service customers via telephone communications. These account executives develop a customer base through a combination of outbound calling and direct mail. The Company's account executives are well-trained, product knowledgeable and motivated to maximize sales and customer service. These account executives are organized in teams to provide a customer with several knowledgeable representatives. The account representatives strive to have an individual answer telephone calls and to avoid automated telephone responses.

     The teams are geographically segmented and are responsible for developing sales for their territory. The account executives utilize on-line computers to retrieve information regarding product characteristics, cost and availability and to enter customer orders. At the time of order entry, the account executive has access to information from four major suppliers and the Company's own warehouse. Processing of the order is performed immediately following a credit check and either a "pick ticket" is generated for products in the Company's warehouse or electronic purchase orders are created for distribution orders. The Company ships product via UPS, Federal Express, common carrier or any other acceptable manner requested by the customer. The customer is billed either at the time the order ships from the Company's warehouse or at the time an electronic invoice is received from its distributor for orders drop shipped directly to its customer.

     The Company's account executives are compensated based upon the amount of gross profit generated. The account executives have the authority to negotiate and adjust prices for products, provided that the account executives sell at a price that meets established guidelines. The account executives can achieve relatively high compensation levels. There can be no assurance that the Company can continue to attract and retain qualified account executives to assist in expanding the business.

SERVICES

     The Company provides services to support product sales. Services are offered on a per PC or complete project basis. Some of the services offered by the Company are:

          Technology Management Services. The Company offers contracts to customers for both on-site ("MainSite(TM)") and off-site product maintenance. These maintenance contracts generally require the Company to maintain microcomputer equipment at the customer's location during regular business hours. Most maintenance contracts are renewable annually. In addition, the Company provides authorized warranty service and repair for equipment sold by it and by others.

          FlexStaff. The Company offers to its customers its resources for on-site technical consulting assignments. These contracts are generally for less than one year and provide customers with resources to meet their internal technical needs such as project management, application development, hardware maintenance, help desk, network design and implementation and systems integration.

          Training. The Company offers authorized training for Microsoft and Novell at both customer sites and its regional training locations. All trainers must be certified instructors prior to teaching any course. Instructors also develop applications with the products they are authorized to teach.

          Professional Services. The Company provides professional consulting services to help customers define, design, implement and support local and wide-area networks ("LAN/WAN"). The Company professionals and the customer develop a needs analysis and agree upon an implementation plan for the LAN/WAN systems and then work together in implementing and supporting the LAN/WAN systems.

COMPETITION

     The microcomputer distribution and support industry is highly competitive. Distribution has evolved from manufacturers selling through direct sales forces to sales by manufacturers to wholesalers, resellers and value-added resellers. Competition, especially the pressure on pricing, has resulted in industry consolidation. In response to continuing competitive pressures, including specific price pressure from the direct telemarketing and mail order distribution channels, the microcomputer distribution channel is currently undergoing segmentation into value-added resellers that emphasize advanced systems together with service and support for business networks, as compared to computer "superstores" who offer retail purchasers a relatively low cost, low service alternative and limited service. Certain "superstores" have expanded their marketing efforts to target segments of the Company's customer base, which could have a material adverse impact on the Company's business.

     The Company believes that competition in its industry is based upon a combination of price and quality of service. The Company's recent reduction in geographic reach may make the Company a less attractive supplier to certain customers. Among the Company's most significant competitors are Entex, Vanstar, Compucom, Comp USA, and Pomeroy.

     The Company competes for sales with local, national and international distributors and resellers. Many of these resellers may sell products at lower prices than the Company. Many of the Company's competitors are substantially larger, have more personnel, materially greater financial and marketing resources, and operate within a larger geographic area than the Company.

     The Company believes that the growth rate of the market for microcomputer equipment, related products and computer services has decreased in recent years. The Company believes that this will create further competitive pressures within the industry. There can be no assurance that the Company will continue to successfully compete. See "Risk Factors--Competition."

CUSTOMERS

     The Company's target customers are middle to large sized entities and governments located primarily in the Southeastern United States. The Company's customers typically have between 200 and 1,000 workstations and can benefit from the full range of the Company's services. The Company has over 4,000 customers in diverse industries, including healthcare, utilities and manufacturing.


MANAGEMENT INFORMATION SYSTEMS

     The Company uses proprietary, real-time management information systems, which centralize key functions of management and provide real-time access to inventory levels of its key suppliers. The Company's just-in-time inventory process allows it to minimize its investment in inventory, reduce inventory discrepancies and the risk of obsolescence, while meeting customer needs. The Company expects to introduce an Internet order entry system by July 1997, which will allow customers access to order and inventory information over the World Wide Web.

     The Company relies upon the accuracy and proper utilization of its management information system to provide timely distribution services, manage its inventory and track its financial information. To manage its growth, the Company is continually implementing changes and modifications to its existing systems. The Company expects that it will need to regularly make capital expenditures to upgrade and modify its management information system, including software and hardware, as the Company grows and the needs of its business change. There can be no assurance that the Company will predict all of the demands which its expanding operations will place on its management information systems. The occurrence of a significant system failure or the Company's failure to expand or successfully implement its systems could have a materially adverse effect on the Company's financial results and business. See "Risk Factors--Management of Growth and Redeployment of the Company's Resources."

PERSONNEL

     On March 31, 1997, the Company employed 377 full-time personnel of which 166 are responsible for marketing and sales, 135 for services, 26 for operations, 20 for finance, 10 for management information systems and 20 for administrative functions. None of the Company's personnel is represented by a union, and the Company believes its relationships with its personnel to be satisfactory.

     The Company needs to locate, hire, train and retain a number of highly qualified technical personnel. Competition for the services of such individuals is intense. Although the Company has been successful in locating, hiring, training, and retaining such personnel to date, there can be no assurance that it will continue to successfully do so in the future. See "Risk Factors--Competitive Market For Technical Personnel."

PROPERTIES

     The Company's corporate headquarters and eastern regional office are located in Clearwater, Florida. The Company owns land and property in Clearwater, Florida. The buildings owned are comprised of 44,400 square feet and are used for office and warehouse space. Mortgages on the property are due on January 10, 2000, bearing interest at the rate of prime plus 1% per annum. The outstanding balance of such mortgages as of March 31, 1997 was $1,099,930. The following office locations are currently leased by the Company:


 Regional Office                  Square Footage               Principal Use          Expiration Date
 ---------------                  --------------               -------------          ---------------
Tallahassee, FL                       3,173                    Sales/Service       September 30, 1999
Hollywood, FL                         4,500                    Sales/Service       May 31, 1998
Maitland, FL                          7,103                    Sales/Service       December 14, 2001
Smyrna, GA                            6,426                    Sales/Service       January 31, 2001



     The Company also leases space in Nashville, Tennessee which relates to a closed office. The term of this lease extends through May, 1998 and the Company is currently seeking to sublet this space. Generally, the Company is responsible for all real estate taxes, insurance, utilities and maintenance expenses payable with respect to these leased premises.


LEGAL PROCEEDINGS

     In 1996, the Company was named as defendant in a suit filed in state court in Maricopa County, Arizona (the "Lawsuit"), by former shareholders (collectively, the "Plaintiffs") of Sunland. The Plaintiffs alleged that the Company breached a registration rights agreement requiring the Company to register with the Commission shares of its common stock issued to the Plaintiffs in connection with the Company's acquisition of all of Sunland's outstanding capital stock pursuant to a Stock Purchase Agreement dated August 19, 1994.

     In March, 1997, the Company and the Plaintiffs agreed to settle the Lawsuit pursuant to a Settlement Agreement and Release (the "Settlement Agreement"). In exchange for the voluntary dismissal of the Lawsuit with prejudice by the Plaintiffs, the Settlement Agreement required the Company to
(i) issue 270,000 shares of common stock (the "Shares") to the Plaintiffs, (ii) file a registration statement with the Commission covering the Shares on or before April 15, 1997, and use reasonable efforts to have such registration statement declared effective as soon as possible, (iii) pay $300,000 to the Plaintiffs and (iv) forgive indebtedness owed to the Company by certain of the Plaintiffs in the amount of $101,010.30. The Settlement Agreement also included a mutual release of claims among the parties.


     In August 1996, the Company and Richard C. Rose were named as defendants in a suit filed in state court in New Jersey, by Gordon McLenithan, a former executive officer of the Company. Mr. McLenithan alleges that the Company failed to pay him an amount allegedly owed to Mr. McLenithan upon a change in control of the Company. Mr. McLenithan also charges Mr. Rose with defamation and interference with contractual relations. The lawsuit is in the initial stages of litigation. The Company has denied Mr. McLenithan's allegations and intends to vigorously contest the suit.


     In November 1996, the Company was named in a suit filed in state court in New Jersey, by a former employee of the Company. The former employee seeks damages for breach of the duty of good faith and fair dealing, and for sex discrimination in violation of the New Jersey Law Against Discrimination, alleging that the Company terminated her from her position as an Account Executive on or about January 15, 1996 to avoid paying her commissions to which she was entitled under her Compensation Plan, and because of her gender. The lawsuit is in the initial stages of litigation. The Company has denied the former employee's allegations and intends to vigorously contest the suit.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to each person who is currently a director or executive officer of the Company.

                                                                                                 Year First
                                                                                                  Became a
 Name                                                Position(s)                       Age        Director
 ----                                                -----------                       ---        --------

 Richard C. Rose . . . . . . . .    Chief Executive Officer and Director, Class V       49          1984

 Anthony G. Lembo  . . . . . . .    President, Chief Operating Officer, Chief           44          1996
                                    Financial Officer and Director, Class II

 Philip Doganiero  . . . . . . .    Chairman & Director, Class III                      40          1995

 W. Keith Schilit  . . . . . . .    Director, Class IV                                  42          1997

 Barry M. Alpert . . . . . . . .    Director, Class V                                   55          1997

     Richard C. Rose has served as Chief Executive Officer of the Company since April 1990. Mr. Rose has served as a director of the Company since October 1984 and Chairman of the Board of Directors from September 1993 to December 1996. Prior to April 1990, Mr. Rose served as President of the Company (April 1987 - September 1993), Chief Operating Officer of the Company (July 1986 - April 1990) and as Vice President - Sales and Marketing of the Company (July 1984 - April 1987).

     Anthony G. Lembo has served as President, Chief Operating Officer, Chief Financial Officer and a director of the Company since October 1996. Prior to October 1996, Mr. Lembo served as Vice President of the Company (1995 - 1996). Mr. Lembo's previous experience includes nine years as Chief Operating Officer of NDP, prior to the Company's acquisition of NDP (1986 - 1995).

     Philip Doganiero has served as a director of the Company since January 1995 and as Chairman of the Board of Directors since December 1996. Prior to December 1996, Mr. Doganiero served as President of the Company (April 1996 - December 1996) and Co-President of the Company (January 1995 - April 1996), following the Company's acquisition of NDP. Prior to 1995, Mr. Doganiero was a founder and President of NDP (1972-1995).

     W. Keith Schilit has served as a director of the Company beginning in April 1997. Dr. Schilit is a professor of management and the director of the Program in Entrepreneurship at the University of South Florida, Tampa, Florida, having served on the faculty of the university since 1985. Dr. Schilit, who holds an MBA and Ph.D. in strategic planning, is also an author, consultant and lecturer. He has been the principal owner of Catalyst Ventures (and its predecessors), a business consulting firm, since before 1982. From 1982 until 1985, he was on the faculty of Syracuse University. From 1979 until 1982, he was on the faculty of University of Maryland. He also is a director of Chico's FAS, Inc. and ASM Fund, Inc.


     Barry M. Alpert has served as a director of the Company since April 1997. Mr. Alpert has served as Managing Director, Investment Banking for Raymond
James & Associates, Inc. since January 1997, as director of Reptron
Electronics, Inc. since 1995 and as President and Chief Executive Officer of Alpert Financial Group, Inc. (a family investment holding company) since 1989. Prior to January 1997, Mr. Alpert served as Vice President, and as Senior Vice President - Investment Banking for Robert W. Baird & Co. Incorporated (1991 -
1997). From 1989 until 1993, Mr. Alpert served as Vice Chairman of Colony Bank. Mr. Alpert served from 1989 until 1991 as Vice Chairman and director of Western Reserve Life Assurance Co. of Ohio and as President of Pioneer Western Corporation. Prior to 1989, Mr. Alpert served as President and Chief Executive Officer of United Insurance Companies, Inc. (1988-1989); Chairman of the Board of Directors, President and Chief Executive Officer of Home Life Financial Assurance Corporation (1982-1988); Chairman of the Board of Directors,
President and Chief Executive Officer of Orange State Life Insurance Company (1977-1989) and Chairman of the Board of Directors of Life Savings Bank (1979-1983).

COMPOSITION OF THE BOARD OF DIRECTORS

     Pursuant to the terms of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws, the Board of Directors has the power to set the number of directors (but not more than 12 members) by resolution adopted by the directors of the Company. The directors are divided into five classes, as nearly equal in number as possible. Each director in a particular class is elected to serve a five-year term or until his or her successor is duly elected and qualified. The classes are staggered so that their terms expire in successive years. Currently, the number of directors is set at five. The Company intends to maintain at all times at least two independent directors on its Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. The Company has established an Audit Committee composed of Messrs. Schilit and Alpert. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plan and results of the audit engagement, approves professional services provided by the accountants, reviews the independence of the accountants, considers the range of audit and non-audit fees, and reviews the adequacy of the Company's internal accounting controls.

     Compensation Committee. The Company has established a Compensation Committee, consisting of Messrs. Schilit and Alpert. The Compensation Committee determines the compensation of the Company's executive officers and sets financial targets to be used in determining executive bonuses.

COMPENSATION OF DIRECTORS

     Directors who are not employees of the Company are paid $12,000 annually. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. No director who is an employee of the Company receives separate compensation for services rendered as a director.

EXECUTIVE OFFICER COMPENSATION

     The following table sets forth certain information concerning the compensation earned during fiscal years 1995, 1996 and 1997 by the Company's Chief Executive Officer and each of the other executive officers of the Company whose total annual salary and bonus for Fiscal 1997 exceeded $100,000 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                             Long Term Compensation
                                                                       ------------------------------------
                                          Annual Compensation                    Awards             Payouts
                                  -----------------------------------  ---------------------------- -------
                                                               Other                     Securities
Name                                                           Annual   Restricted         Under-              All Other
and                                                           Compen-      Stock           lying      LTIP      Compen-
Principal                Fiscal                                sation  Awards(s)(2)       Options   Payouts     sation
Position                  Year    Salary($)(1)      Bonus($)    ($)         ($)             (#)       ($)         ($)
----------------------------------------------------------------------------------------------------------------------
Richard C. Rose
  Chief Executive         1995         $ 329,400    $254,416    ----         ----            ----    ----  $  1,913 (3)
  Officer                 1996         $ 329,400        ----    ----    $  31,525            ----    ----  $153,550 (4)
                          1997         $ 354,600        ----    ----         ----          97,022    ----  $    380 (3)

Anthony G. Lembo
  President, Chief
  Operating Officer       1995            ----          ----    ----         ----            ----    ----      ----
  and Chief Financial     1996         $ 125,000        ----    ----         ----            ----    ----  $  1,100 (3)
  Officer                 1997         $ 175,000        ----    ----         ----            ----    ----  $    914 (3)

Philip Doganiero
  Chairman of the Board   1995            ----          ----    ----         ----            ----    ----      ----
  of Directors            1996         $ 225,000        ----    ----         ----            ----    ----  $  2,187
                          1997         $ 103,800 (5)    ---- $15,000(5)      ----            ----    ----  $  1,052 (3)

-----------

(1)  Includes deferred compensation.
(2) Represents the value of the vested portion of the stock grants issued to who was granted 27,022 shares of Common stock in April 1995, pursuant to a restricted stock agreement (the "Agreement"). Pursuant to the terms of the Agreement, the shares are subject to certain restrictions which expire on March 31, 1998. The restrictions lapse equally each year for the term of the grant and with respect to all shares in the event of termination of employment for any reason other than "cause," voluntary termination for "good reason" and death or disability, as defined in the Agreement. If at any time prior to the expiration of the restriction period, employment is terminated "for cause" or any other reason not provided for under the Agreement, any such shares still subject to restrictions, as previously described, shall be transferred to the Company, without monetary consideration.
(3)  All other compensation represents 401(k) matching contributions.
(4) Includes a one-time lump sum distribution to Mr. Rose of $152,000 on April 1, 1995.
(5) Mr. Doganiero voluntarily reduced his base salary to $1.00 effective October 1, 1996. However, he is entitled to an annual base salary of $225,000 under the terms of his employment agreement. The Company pays premiums for a split dollar key-man life insurance policy, for which Mr. Doganiero's estate is the beneficiary.

OPTION GRANTS IN FISCAL 1997

          The following table contains information concerning the grant of stock options pursuant to the Company's several stock option plans to the Named Executive Officers during Fiscal 1997.

-----------------------------------------------------------------------------------------------------------------------------
                                  Individual Grants
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                Potential Realizable Value at
                                      Number of                                                     Assumed Annual Rates of
                                     Securities       Percent of                                 Stock Price Appreciation For
                                     underlying     Total Options/                                      Option Term(3)
                                     option/SARs    SARs Granted     Exercise of                -----------------------------
                                       Granted      to Employees     Base Price    Expiration
                Name                   (#)(1)     in Fiscal Year     ($/Sh)(2)        Date          5% ($)      10% ($)
                 (a)                     (b)            (c)             (d)           (e)             (f)         (g)
-----------------------------------  ----------   --------------    -----------    ----------       --------    --------
Richard C. Rose . . . . . . . . . .      97,022          16.4%        $ 2.06        11/15/06         $42,971  $   92,150
Anthony G. Lembo  . . . . . . . . .      40,000          6.76%        $ 2.06        11/15/06          17,720      38,000
Philip Doganiero  . . . . . . . . .      40,000          6.76%        $ 2.06        11/15/06          17,720      38,000

(1) On November 15, 1996, an option to purchase 97,022 shares at $2.06 per share was granted to Mr. Rose in exchange for cancellation of the options previously granted on April 1, 1995 and August 11, 1995 (options to purchase 27,022 shares at $8.125 per share and 70,000 shares at $5.75 per share, respectively).
(2) All stock options were granted at the fair market value on the date of grant.
(3) The amounts set forth are based on assumed appreciation of 5% and 10% rates as prescribed by the Commission rules and are not intended to forecast future appreciation, if any, of the stock price. The Company did not use an alternative formula for a grant date valuation as it is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the Company's Common Stock. There can be no assurance that the amounts reflected in this table will be achieved.

AGGREGATE OPTION TABLE

     The following table shows information concerning options exercised during Fiscal 1997 and options held by the Named Executive Officers at the end of Fiscal 1997.


                                                                                            Value of
                                                                   Number of              Unexercised
                                                                  Securities              In-the-Money
                                                            Underlying Unexercised         Options at
                                                               Options at Fiscal          Fiscal Year-
                                                                  Year-End(#)              End($)(2)
                          Shares Acquired       Value           Exercisable(E)/         Exercisable(E)/
Name                      on Exercise(#)   Realized($)(1)      Unexercisable(U)         Unexercisable(U)
----                      --------------   --------------      ----------------         ----------------

Richard C. Rose                 --               --               271,813(E)/                $0(E)/
                                                                  134,209(U)               $66,945(U)

                                                                     0(E)/                   $0(E)/
Philip Doganiero                --               --                40,000(U)               $27,600(U)


Anthony G. Lembo                --               --                  0(E)/                   $0(E)/
                                                                   40,000(U)               $27,600(U)

--------------
(1) Represents the dollar value of the difference between the value (measured on the date exercised) and the option exercise price.
(2) Represents the dollar value of the difference between the value at the end of Fiscal 1997 and the option exercise price of unexercised options at the end of Fiscal 1997.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with executive officers Richard C. Rose and Philip Doganiero. Mr. Rose's agreement, as amended, provides for a minimum annual base salary of $329,400, a one-time lump sum distribution of $152,000 on April 1, 1995, discretionary bonuses awarded by the Company's Board of Directors and awards of restricted stock and stock options that vest over three years. Mr. Rose's amended employment agreement expires December 31, 1999. Mr. Doganiero's agreement provides for an annual base salary of $225,000 or such greater amount as may be approved from time to time by the Company's Board of Directors.

     Pursuant to their respective employment agreements, Messrs. Rose and Doganiero each agree not to compete, directly or indirectly, with the Company in the states in which the Company does or may do business during the terms of their employment and for a period of one year after the termination of their employment. If either Mr. Rose or Mr. Doganiero is terminated without cause, the Company is required to pay his remaining base salary and any additional compensation earned in excess of his base salary until the date of termination, plus an amount equal to his then annual base salary for the period through and including the expiration of the employment agreement. If either Mr. Rose or Mr. Doganiero is terminated with cause, the Company is required to pay only his base salary up to the date of termination. If either Mr. Rose or Mr.
Doganiero dies during the term of his employment, the Company is required: (a) to pay to his estate the base salary otherwise payable until the later of (i) three years from the date of death or (ii) the end of the term of his employment agreement; and (b) to pay his estate an additional $5,000.

     Under their respective employment agreements, if there is a "change in control" of the Company and, subsequent to such change in control, either Mr. Rose's or Mr. Doganiero's employment agreement (or any subsequent employment agreement then in effect which expires prior to the time they have attained 65 years of age) is terminated or is not renewed by the Company at the expiration of its term, or any renewals, extensions or modifications, then he would receive compensation in an amount equal to 299% of his annual base salary in effect at the time of his termination (the "Severance Amount"). This Severance Amount would be payable in one single payment within 60 days after the termination of his employment. The Severance Amount, however, may not exceed three times the "base amount" as determined under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). In the event the Severance Amount is reduced for the reason set forth in the preceding sentence, the Severance Amount would be reduced prior to the reduction of any other payments due under each of Mr. Rose's and Mr. Doganiero's employment agreements. A "change in control" is defined in both employment agreements as a transfer of more than 50% of the Company's Common Stock in a single transaction or series of transactions in concert with each other (excluding transfers made by persons who were officers or were related to officers of the Company immediately prior to the change in control).

     The Company has also entered into an employment agreement with Anthony G. Lembo, its President, effective January 11, 1995. Mr. Lembo's employment agreement is for a period of three years and provides for an annual base salary of $125,000 or such greater amount as may be approved from time to time by the Company's Board of Directors. Upon Mr. Lembo's election as President of the Company, the Board of Directors approved an increase of Mr. Lembo's annual base salary to $175,000 ("Base Salary") and an amount equal to $50,000 per year, or such greater amount as may be approved from time to time by the Company's Board of Directors, if the Company's Southeast division meets or exceeds certain financial targets ("Performance Bonus"). Pursuant to his employment agreement, Mr. Lembo agrees not to compete, directly or indirectly, with the Company in the states in which the Company does or may do business during the term of his employment and for a period of one year after the termination of his employment. The employment agreement also provides that Mr. Lembo shall receive severance benefits if his employment is terminated by the Company "without cause" (as defined in the employment agreement). In such a case, Mr. Lembo would receive his Base Salary, as in effect upon termination, for the remaining term of his employment agreement and his Performance Bonus for the last full fiscal year completed prior to the date of his termination. Mr. Lembo's employment agreement expires January 11, 1998.

STOCK OPTION PLANS

     The Company maintains two incentive stock option plans (the "ISO Plans") and five incentive and nonqualified stock option plans. The 1989, 1990, 1991, 1992 and 1994 incentive and nonqualified stock option plans (the "NQSO Plans") provide for the grant of both incentive stock options and nonqualified stock options to employees of the Company.

     Shares of Common Stock have been reserved and issued under the above plans as follows:

                     Stock Option Plan                Shares Reserved            Shares Granted
                     -----------------                ---------------            --------------

                     1984 and 1987 ISO Plans              700,000                   700,000
                     1989 NQSO Plan                       400,000                   400,000
                     1990 NQSO Plan                       160,000                   160,000
                     1991 NQSO Plan                       200,000                   200,000
                     1992 NQSO Plan                       400,000                   400,000
                     1994 NQSO Plan                       800,000                   769,074

     The ISO Plans and the NQSO Plans, excluding the 1990 NQSO Plan, provide for the discretionary grant of options to purchase Common Stock at a price determined by the Compensation Committee of the Board of Directors but, in the case of incentive stock options, at a price not less than the fair market value thereof on the date of grant. The options, by their terms, must be exercised within ten years from the date on which they are granted or within 90 days of employment termination.

     All options fully vest at date of grant except for stock options granted under the 1989, 1991 and 1992 NQSO Plans, which vest 25% per year beginning one year after grant date, and the 1994 NQSO Plan, which provides the board of directors with discretion to determine vesting.

                             CERTAIN TRANSACTIONS

     The Company has made loans from time to time during the fiscal years 1987 through 1996 to its employees, including Richard C. Rose, the Company's Chief Executive Officer, primarily to enable them to exercise stock options to purchase the Company's Common Stock. During Fiscal 1996, the amount of indebtedness owed on such loans was evidenced by promissory notes from the appropriate employees. These loans bear interest at rates ranging from 7% per annum to prime plus 1.5% per annum and are payable upon demand. As of March 31, 1996 and 1997, Mr. Rose's outstanding loan balance was $329,927 and $309,370, respectively.

     The Company acquired substantially all the assets of NDP, a reseller of computer products based in Clearwater, Florida in 1995. Philip Doganiero and Anthony G. Lembo held a 60% and 15% ownership interest in NDP, respectively. The Company acquired NDP for $6,200,00 in cash, $3,500,000 in subordinated notes with an interest rate of 9%, 625,000 shares of the Company's Common Stock with an aggregate market value at the time of the acquisition of approximately $4,200,000, and a contingent payment based on the future earnings of the Company's Southeastern region over a seven-year period. These contingent payments totalled $0 in Fiscal 1996 and approximately $350,000 in Fiscal 1997.

                      PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 31, 1997 and as adjusted to reflect consummation of the Offering by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Named Executive Officers, (iii) each of the directors of the Company, (iv) the Selling Shareholders and (v) all directors and executive officers of the Company as a group. Except as set forth below, the shareholders named below have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them.

                                                      Shares                              Shares Beneficially
                                                   Beneficially                               Owned After
                                                   Owned Before          Shares to        Offering, Assuming
Name                                               Offering(1)           be Offered       All Shares Are Sold
----                                         -----------------------    ------------    ----------------------
                                               Number       Percent                        Number     Percent
                                             ----------   ----------                    ----------------------
DIRECTORS, EXECUTIVE OFFICERS AND
  PRINCIPAL SHAREHOLDERS
  Anthony G. Lembo(2) . . . . . . . . . . .      7,500         *                 --           7,500      *
  Richard C. Rose(2)(3) . . . . . . . . . .    298,156       4.7%                --         298,156    4.7%
  Philip Doganiero(2) . . . . . . . . . . .     18,000         *                 --          18,000      *
  U.S. Bankcorp(4)  . . . . . . . . . . . .    551,000       9.4%                --         551,000    9.4%
  Pioneering Management Corporation(5)  . .    423,500       7.2%                --         423,500    7.2%
  W. Keith Schilit  . . . . . . . . . . . .         --         *                 --              --      *
  Barry M. Alpert . . . . . . . . . . . . .         --         *                 --              --      *
  All Directors and Executive Officers as a
    Group (5 persons) . . . . . . . . . . .    314,656       5.1%                --         314,656    5.1%

SELLING SHAREHOLDERS
  Arlen Westling, as Trustee for
    the Westling Family Trust,
    dated February 1, 1995  . . . . . . . .     22,065         *              9,200          12,865      *
  Roger F. Powell . . . . . . . . . . . . .     48,470         *             31,470          17,000      *
  Jeff Abreu  . . . . . . . . . . . . . . .     11,737         *             11,737              --      *
  David Riley, as Trustee
    for the David and Tamara Riley Family
    Trust, dated December 4, 1992 . . . . .    152,992       2.6%            67,500          85,490    1.5%
  Leonard and Leslie Sickman, as Trustees
    for the Sickman Family Trust, dated
    December 22, 1992 . . . . . . . . . . .     82,800       1.4%            82,800              --      *
  Robert G. Kreisheimer, as Trustee
    for the Kreisheimer Family Trust,
    dated December 11, 1992 . . . . . . . .     62,293       1.1%            67,293              --      *


----------------------
 *   Less than 1%.
(1) Beneficial ownership of shares, as determined in accordance with applicable Securities and Exchange Commission rules, includes shares as to which a person shares voting power and/or investment power. The

     Company has been informed that all shares shown are held of record with sole voting and investment power, except as otherwise indicated.
(2) The business address for Messrs. Doganiero, Lembo and Rose is 2145 Calumet Street, Clearwater, Florida 34625.
(3) The number of shares shown in the table above includes 271,813 shares that are subject to options that are currently exercisable.
(4) The number of shares shown is based on a Schedule 13G filed with the Securities and Exchange Commission, dated February 13, 1997. The business address for U.S. Bankcorp is 111 Southwest Fifth Avenue, Portland, Oregon 99204.
(5) The number of shares shown is based on a Schedule 13G filed with the Securities and Exchange Commission, dated January 14, 1997. The business address for Pioneering Management Corporation is 60 State Street, Boston, Massachusetts 02108.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 20,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, no par value ("Preferred Stock"). As of March 31, 1997, 5,847,199 shares of Common Stock were outstanding, and such shares were held by approximately 529 holders of record and no shares of Preferred Stock were outstanding.

     The following descriptions of the Common Stock and the Preferred Stock are based on the Company's Certificate of Incorporation, Bylaws and applicable New Jersey law.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share owned of record on all matters presented to the shareholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding and subject to any dividend restrictions in the Company's credit facilities. No dividends or other distributions (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to any such dividends or distributions, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock. See "Dividend Policy."

     All of the shares of Common Stock offered hereby are validly issued, fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further shareholder action, to designate and issue from time to time one or more series of Preferred Stock. The Board of Directors may fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions of any series of Preferred Stock so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences and rights, voting or otherwise, senior to the rights of holders of Common Stock. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock and has no plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     The Bylaws provides that special meetings of shareholders may be called only by: (i) the President; (ii) the Board of Directors; or (iii) the Chairman of the Board of Directors. Any action required or permitted to be taken at a meeting of Shareholders may be taken without a meeting of all Shareholders entitled to vote consent to such action in writing.

     The Certificate of Incorporation provides for a classified Board of Directors and permit removal of directors only for cause by the shareholders of the Company at a meeting by the affirmative vote of at least 60% of the outstanding shares of Common Stock. See "Management--Executive Officers and Directors." The Certificate of Incorporation establishes an advance notice procedure for the nomination of candidates for election as directors, as well as for other shareholder proposals to be considered at shareholders' meetings. Nominations may be made at shareholders' meetings by or at the direction of the Board of Directors, by any nominating committee or person appointed by the Board or by any shareholder entitled to vote for the election of directors. Notice of shareholder proposals and nominations of directors by shareholders must be given timely in writing to the Secretary of the Company before the meeting at which such matters are to be acted upon or directors are to be elected. Such notice, to be timely, must be received at the principal executive offices of the Company with respect to shareholder proposals and elections to be held at the annual meeting, not less than 60 days before the date of the meeting at which the director(s) are to be elected; however, if less than 70 days' notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the shareholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of such meeting is mailed to shareholders or public disclosure of the date of such meeting is made.

     Notice to the Company from a shareholder who intends to present a proposal or to nominate a person for election as a director at a meeting must contain certain information about the shareholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected). If the presiding officer of the meeting determines that a shareholder's proposal or nomination is not made in accordance with the procedures set forth in the Certificate of Incorporation, such proposal or nomination, at the direction of such presiding officer, may be disregarded.
The notice requirement for shareholder proposals contained in the Certificate of Incorporation does not restrict a shareholder's right to include proposals in the Company's annual proxy materials pursuant to rules promulgated under the 1934 Act.

     The preceding provisions of the Certificate of Incorporation may be changed only upon the affirmative vote of holders of 60% of the outstanding Common Stock.

     The provisions of the Certificate of Incorporation summarized in the preceding four paragraphs and the provisions of the New Jersey Shareholders Protection Act described under "Certain Provisions of New Jersey Law" may have certain anti-takeover effects. Such provisions, individually or in combination, may discourage other persons, or make it more difficult, without the approval of the Board of Directors, for other persons to make a tender offer or acquisitions of substantial amounts of the Common Stock or from launching other takeover attempts that a shareholder might consider in such shareholder's best interest, including attempts that might result in the payment of a premium over the market price for the Common Stock held by such shareholder.

CERTAIN PROVISIONS OF NEW JERSEY LAW

     The Company is subject to the New Jersey Shareholder Protection Act ("NJSPA"), which prohibits certain New Jersey corporations such as the Company from engaging in business combinations (including mergers, consolidations, significant asset dispositions and certain stock issuances) with any Interested Shareholder (defined to include, among others, any person that after the Offering becomes a beneficial owner of 10% or more of the affected corporation's voting power) for five years after such person becomes an Interested Shareholder, unless the business combination is approved by the Board of Directors prior to the date the shareholder became an Interested Shareholder. In addition, the NJSPA prohibits any business combination at any time with an Interested Shareholder other than a transaction that: (i) is approved by the Board of Directors prior to the date the Interested Shareholder became an Interested Shareholder; or (ii) is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the Interested Shareholder; or (iii) satisfies certain "fair price" and related criteria. The NJSPA does not apply to certain business combinations, including those with persons who acquired 10% or more of the voting power of the corporation prior to the time the corporation was required to file periodic reports pursuant to the 1934 Act, or prior to the time the corporation's securities began to trade on a national securities exchange.

                             PLAN OF DISTRIBUTION

     The sale of the shares of Common Stock offered hereby is not being underwritten. Sales may be made by the Selling Shareholders in the Nasdaq National Market, or otherwise, at prices and on terms then prevailing or at prices related to the then current market price of the Common Stock, or in negotiated transactions. In this regard, the shares may be sold in one or more of the following types of transactions: (i) a block trade, in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (iv) directly in private transactions at negotiated prices. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated prior to any sale. The Selling Shareholder and any broker or dealer participating in any such distribution may be deemed to be "underwriters" (as defined in the Securities Act) with respect to such sales.

     The Company has agreed to furnish the Selling Shareholders a reasonable number of copies of this Prospectus.

                                LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, Woodbridge, New Jersey.

                                   EXPERTS

     The Consolidated Financial Statements of the Company as of March 31, 1996 and 1995 and for each of the three years in the period ending March 31, 1996, included in this Prospectus and the Consolidated Financial Statements included in the Registration Statement have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the 1934 Act and in accordance therewith files periodic reports and other information with the Commission. Reports, proxy and information statements and other information filed by the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 5th Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of prescribed rates.
In addition, electronically filed documents, including reports, proxy and information statements and other information regarding the Company, can be obtained from the Commission's Web site at: http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The Company has filed a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in the Prospectus with respect to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each such instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                             DATAFLEX CORPORATION

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULE




                                                                                                                     Page

REPORT OF INDEPENDENT ACCOUNTANTS                                                                                     F-2


CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Balance Sheets as of March 31, 1995 and 1996                                                        F-3

     Consolidated Statements of Earnings for the years ended
       March 31, 1994, 1995 and 1996                                                                                  F-4

     Consolidated Statement of Shareholders' Equity for the years
       ended March 31, 1994, 1995 and 1996                                                                            F-5

     Consolidated Statements of Cash Flows for the years ended
       March 31, 1994, 1995 and 1996                                                                                  F-6

     Notes to Consolidated Financial Statements                                                                       F-7


REPORT OF INDEPENDENT ACCOUNTANTS
     ON SCHEDULE II                                                                                                  II-7

     Schedule II -- Valuation and Qualifying Accounts for
       the years ended March 31, 1994, 1995 and 1996                                                                 II-8


                      REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors and Shareholders of Dataflex Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Dataflex Corporation and its subsidiary at March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP


Morristown, New Jersey
July 2, 1996

                             DATAFLEX CORPORATION

                         CONSOLIDATED BALANCE SHEETS

                                                                           March 31,         December 31,
                                                                   ------------------------- -------------
                                                                       1996         1995          1996
                                                                   ------------ ------------ -------------
                              ASSETS                                                          (unaudited)
                                                                                 (In thousands)
Current Assets:
  Cash and Cash Equivalents . . . . . . . . . . . . . . . . . . .  $       499  $     5,590  $         429
  Accounts Receivable, Net  . . . . . . . . . . . . . . . . . . .       57,333       56,834         22,735
  Inventory, Net  . . . . . . . . . . . . . . . . . . . . . . . .       25,755       32,029          8,679
  Net Assets Held for Sale  . . . . . . . . . . . . . . . . . . .       45,229           --             --
  Deferred Tax Asset  . . . . . . . . . . . . . . . . . . . . . .        3,288          312            300
  Income Taxes Receivable . . . . . . . . . . . . . . . . . . . .          829           --          2,665
  Other Current Assets  . . . . . . . . . . . . . . . . . . . . .        8,428       11,493         10,735
                                                                   -----------  -----------  -------------
  Total Current Assets  . . . . . . . . . . . . . . . . . . . . .      141,361      106,258         45,543

  Property and Equipment, Net . . . . . . . . . . . . . . . . . .        9,437       11,617          4,441
  Other Assets  . . . . . . . . . . . . . . . . . . . . . . . . .          799          963            982
  Deferred Tax Asset  . . . . . . . . . . . . . . . . . . . . . .           --           --          3,294
  Goodwill  . . . . . . . . . . . . . . . . . . . . . . . . . . .       18,716       27,743         14,522
                                                                   -----------  -----------  -------------
         Total Assets . . . . . . . . . . . . . . . . . . . . . .  $   170,313  $   146,581  $      68,782
                                                                   ===========  ===========  =============

               LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current Portion of Long-Term Debt . . . . . . . . . . . . . . .  $    32,967  $     7,249  $         240
  Short-Term Debt . . . . . . . . . . . . . . . . . . . . . . . .           --           --         27,846
  Accounts Payable  . . . . . . . . . . . . . . . . . . . . . . .       42,478       45,199          3,346
  Accrued Expenses and Other Payables . . . . . . . . . . . . . .        8,385        6,663          4,748
  Income Taxes Payable  . . . . . . . . . . . . . . . . . . . . .           --          176             --
                                                                   -----------  -----------  -------------
  Total Current Liabilities . . . . . . . . . . . . . . . . . . .       83,830       59,287         36,180

Long-Term Debt  . . . . . . . . . . . . . . . . . . . . . . . . .       54,062       52,510          4,687
Deferred Tax Liability  . . . . . . . . . . . . . . . . . . . . .          348          428             --
Other Long-Term Liabilities . . . . . . . . . . . . . . . . . . .          224          216             --
                                                                   -----------  -----------  -------------
         Total Liabilities  . . . . . . . . . . . . . . . . . . .      138,464      112,441         40,867
                                                                   -----------  -----------  -------------

Commitments and Contingencies (Notes 11 and 15)
Shareholders' Equity:
  Common Stock-No Par Value; Authorized 20,000,000 Shares;
  Issued 5,961,169, 5,587,661, 4,867,184 Shares at
  December 31, 1996, March 31, 1996 and March 31, 1995,
  respectively  . . . . . . . . . . . . . . . . . . . . . . . . .       23,065       19,045         23,443
  Less:  Loans Receivable for Exercised Stock Options . . . . . .         (311)        (413)          (194)
  Retained Earnings . . . . . . . . . . . . . . . . . . . . . . .        9,690       16,025          5,269
  Less:  Treasury Stock - At Cost; 115,382, 113,901 and 104,237
  shares at December 31, 1996, March 31, 1996 and March 31,
  1995, respectively  . . . . . . . . . . . . . . . . . . . . . .         (595)        (517)          (603)
                                                                   -----------  -----------  -------------
  Total Shareholders' Equity  . . . . . . . . . . . . . . . . . .       31,849       34,140         27,915
                                                                   -----------  -----------  -------------
Total Liabilities and Shareholders' Equity  . . . . . . . . . . .  $   170,313  $   146,581  $      68,782
                                                                   ===========  ===========  =============





                See Notes to Consolidated Financial Statements

                             DATAFLEX CORPORATION

                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                  For the Nine Months
                                                                                         Ended
                                                  For the Years Ended March 31,       December 31,
                                                --------------------------------- -------------------
                                                   1996       1995       1994        1996      1995
                                                ---------- ---------- ----------- --------- ---------
                                                                                      (Unaudited)
 Revenue                                                (In thousands, except per share data)
   Equipment . . . . . . . . . . . . . . . . .  $ 422,533  $ 246,532  $  108,192  $186,833  $ 305,326
   Services  . . . . . . . . . . . . . . . . .     49,569     27,319      14,156    24,066     35,478
                                                ---------  ---------  ----------  --------  ---------
 Total Revenue . . . . . . . . . . . . . . . .    472,102    273,851     122,348   210,899    340,804
                                                ---------  ---------  ----------  --------  ---------

 Cost of Revenue
   Equipment . . . . . . . . . . . . . . . . .    378,490    220,711      98,008   166,060    273,414
   Services  . . . . . . . . . . . . . . . . .     41,102     21,853      10,810    19,267     29,048
                                                ---------  ---------  ----------  --------  ---------
 Total Cost of Revenue . . . . . . . . . . . .    419,592    242,564     108,818   185,327    302,462
                                                ---------  ---------  ----------  --------  ---------

   Gross Profit  . . . . . . . . . . . . . . .     52,510     31,287      13,530    25,572     38,342


 Selling, General and Administrative Expenses      42,995     24,259      10,675    21,594     30,632
 Amortization of Goodwill  . . . . . . . . . .      1,265        594          --       530        932
 Restructuring and Other Charges . . . . . . .      5,353         --          --        --         --
                                                ---------  ---------  ----------  --------  ---------

   Operating Income  . . . . . . . . . . . . .      2,897      6,434       2,855     3,448      6,778

 Other Income (Expenses):
   Interest (Expense) Income, Net  . . . . . .     (8,063)    (2,677)          4    (4,051)    (5,717)
   Loss on Dispositions of Businesses  . . . .     (4,632)        --          --    (6,230)        --
   Litigation Settlement and Related Costs . .         --         --        (847)       --         --
                                                ---------  ---------  ----------  --------  ---------

 (Loss) Income Before Income Taxes . . . . . .     (9,798)     3,757       2,012    (6,833)     1,061
 (Benefit from) Provision for Income Taxes . .     (3,463)     1,617         884    (2,412)       456
                                                ---------  ---------  ----------  --------  ---------
   Net (Loss) Income . . . . . . . . . . . . .  $  (6,335) $   2,140  $    1,128  $ (4,421) $     605
                                                =========  =========  ==========  ========  =========
 (Loss) Earnings Per Common Share  . . . . . .  $   (1.22) $    0.45  $     0.28     (0.78)       .11
                                                =========  =========  ==========  ========  =========
 Weighted Average Common Shares Outstanding  .      5,214      4,733       4,085     5,644      5,422
                                                =========  =========  ==========  ========  =========





                See Notes to Consolidated Financial Statements

                             DATAFLEX CORPORATION

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                       Retained
                                                Common Stock           Earnings          Treasury Stock
                                           --------------------------------------- --------------------------
                                            Issued
                                            Shares        Amount        Amount        Shares         Cost
                                           ---------- ------------- -------------- ------------- ------------
                                                           (In thousands, except share data)

 Balance at March 31, 1993 . . . . . . .   4,126,187  $      13,196 $      12,758       125,759  $        617

 Exercise of Stock Options . . . . . . .      15,837             86            --            --            --

 Sale of Treasury Stock  . . . . . . . .          --             --            --       (10,007)          (48)
 Issuance of Officers Loans  . . . . . .          --            (50)           --            --            --
 Reductions of Loans Receivable for
   Exercised Stock Options . . . . . . .          --            131            --            --            --
 Net Income  . . . . . . . . . . . . . .          --             --         1,128            --            --
                                           ---------  ------------- -------------  ------------  ------------

 Balance at March 31, 1994 . . . . . . .   4,142,024         13,363        13,886       115,752           569

 Exercise of Stock Options and Warrants       28,763            153            --            --            --
 Sale of Treasury Stock  . . . . . . . .          --             32            --       (11,515)          (52)
 Issuance of Common Stock  . . . . . . .     696,397          5,028            --            --            --
 Issuance of Notes Receivable for
   Warrants  . . . . . . . . . . . . . .          --           (102)           --            --            --
 Capitalized Tax Benefit for Exercise of
   Stock Options . . . . . . . . . . . .          --             26            --            --            --
 Reductions of Loans Receivable for
    Exercised Stock Options  . . . . . .          --            131            --            --            --
 Net Income  . . . . . . . . . . . . . .          --             --         2,139            --            --
                                           ---------  ------------- -------------  ------------  ------------

 Balance at March 31, 1995 . . . . . . .   4,867,184         18,631        16,025       104,237           517


 Exercise of Stock Options and Warrants        6,000             30            --            --            --
 Purchase of Treasury Stock  . . . . . .          --             --            --         9,664             78
 Issuance of Restricted Stock  . . . . .      72,225            240            --            --            --
 Issuance of Common Stock  . . . . . . .     642,252          3,750            --            --            --
 Reductions of Loans Receivable for
    Exercised Stock Options  . . . . . .          --            103            --            --            --
 Net Loss  . . . . . . . . . . . . . . .          --             --        (6,335)           --            --
                                           ---------  ------------- -------------  ------------  ------------
 Balance at March 31, 1996 . . . . . . .   5,587,661  $      22,754 $       9,690       113,901  $        595
 Purchase of Treasury Stock  . . . . . .          --             --            --         1,481             8
 Exercise of Stock Options . . . . . . .     373,508            378            --            --            --
 Reductions of Loans Receivable  . . . .          --            117            --            --            --
 Net Loss  . . . . . . . . . . . . . . .          --             --        (4,421)           --            --
                                           ---------  ------------- -------------  ------------  ------------

 Balance at December 31, 1996
 (unaudited) . . . . . . . . . . . . . .   5,961,169  $      23,249 $       5,269       115,382  $        603
                                           =========  ============= =============  ============  ============





                See Notes to Consolidated Financial Statements

                             DATAFLEX CORPORATION

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Nine Months
                                                                                                 Ended
                                                      For the Years Ended March 31,           December 31,
                                                 ------------------------------------------------------------
                                                      1996         1995         1994         1996       1995
                                                 ------------- ------------------------------------- --------
                                                                                              (Unaudited)

 Operating Activities:                                       (In thousands, except per share data)
   Net (Loss) Income . . . . . . . . . . . . . . $     (6,335) $      2,139 $      1,128 $   (4,421) $    605
 Adjustments to Reconcile Net (Loss) Income to
 Net Cash and Cash Equivalents:
   Depreciation and Amortization . . . . . . . .        4,895         2,594        1,224      1,977     3,513
   Amortization of Restricted Stock Grants . . .                                                 62        --
   Deferred Taxes  . . . . . . . . . . . . . . .       (3,057)           40           56         41         3
 Loss on Dispositions of Businesses  . . . . . .        4,632            --           --      6,230        --
 Restructuring and Other Charges . . . . . . . .        5,353            --           --         --        --
 Changes in Assets and Liabilities:
   Accounts Receivable . . . . . . . . . . . . .          704        (2,775)      (7,208)    34,598   (18,288)
   Income Taxes Receivable . . . . . . . . . . .         (829)           --          360     (1,836)     (176)
   Inventory . . . . . . . . . . . . . . . . . .        4,255        (9,839)      (1,933)    17,076   (24,952)
   Net Assets Held for Sale  . . . . . . . . . .      (36,622)           --           --         --        --
   Other Current Assets  . . . . . . . . . . . .        3,105        (7,514)      (1,068)    (2,307)      423
   Other Assets  . . . . . . . . . . . . . . . .           89          (368)        (118)      (179)       28
   Accounts Payable  . . . . . . . . . . . . . .       (3,487)        8,111       14,850    (39,131)   10,357
   Accrued Expenses and Other Payables . . . . .          507          (924)         761     (3,637)    2,134
   Income Taxes Payable  . . . . . . . . . . . .         (176)           (9)         211         --        --
   Accrued Settlement  . . . . . . . . . . . . .           --          (712)         712         --        --
   Other Long-Term Liabilities . . . . . . . . .         (209)           65           --       (225)      321
                                                 ------------  ------------ ------------ ----------  --------

 Net Cash and Cash Equivalents - Operating . . .      (27,175)       (9,192)       8,975      8,248   (26,032)
                                                 ------------  ------------ ------------ ----------  --------

 Investing Activities:
   Capital Expenditures  . . . . . . . . . . . .       (4,687)       (5,270)      (1,352)    (1,477)   (2,699)
   Net Assets Held for Sale  . . . . . . . . . .                                             45,229        --
   Acquisition of Businesses, Net of Cash and
     Cash Equivalents Acquired . . . . . . . . .       (1,215)      (19,604)          --         --    (1,145)
                                                 ------------  ------------ ------------ ----------  --------

 Net Cash and Cash Equivalents - Investing . . .       (5,902)      (24,874)      (1,352)    43,752    (3,844)
                                                 ------------  ------------ ------------ ----------  --------

 Financing Activities:
   Proceeds from Issuance of Notes Payable . . .      267,825        72,831        2,369     88,995   197,944
   Payments of Notes Payable . . . . . . . . . .     (239,702)      (49,461)      (2,120)  (141,423) (172,594)
   Payments of Long-Term Borrowings  . . . . . .          (88)          (29)          --       (160)      (66)
   Proceeds from Common Stock and Options  . . .           30           153           30        290        30
   Sale of Treasury Stock  . . . . . . . . . . .           --            84           54         --        --
   Purchase of Treasury Stock  . . . . . . . . .          (79)           --           --         (8)      (79)
   Payments on Officers Loans Receivable for
 Exercised
     Stock Options . . . . . . . . . . . . . . .           --           131          201        236        --
                                                 ------------  ------------ ------------ ----------  --------

 Net Cash and Cash Equivalents - Financing . . .       27,986        23,709          534    (52,070)   25,235
                                                 ------------  ------------ ------------ ----------  --------

 Net (Decrease) Increase in Cash and Cash
 Equivalents . . . . . . . . . . . . . . . . . .       (5,091)      (10,357)       8,157        (70)   (4,641)
 Cash and Cash Equivalents - Beginning of Year .        5,590        15,947        7,790        499     5,590
                                                 ------------  ------------ ------------ ----------  --------
 Cash and Cash Equivalents - End of Year . . . . $        499  $      5,590 $     15,947 $      429  $    949
                                                 ============  ============ ============ ==========  ========





                See Notes to Consolidated Financial Statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

         Dataflex Corporation ("Dataflex" or "the Company") was incorporated in the State of New Jersey in April 1976. Dataflex provides desktop computing solutions and services including product sales, system integration, network installation, help desk support, training, consultation services and equipment repair maintenance. The Company serves primarily large business organizations with diverse desktop computing requirements located throughout the United States.

         PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

         REVENUE RECOGNITION--Sales of computer equipment are recorded when the customer accepts title. Services contract revenue is recognized ratably over the terms of the contracts. The operating history of the Company is such that the allowance for doubtful accounts represents an insignificant percentage of total receivables.

         INCOME TAXES--The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax consequences of events that have been recognized in the Company's financial statements or tax returns.

         EARNINGS (LOSS) PER SHARE--Earnings (loss) per share are calculated by dividing net income (loss) by the weighted average common shares and, when their effect is dilutive, common share equivalents outstanding during the year. Weighted average common shares outstanding for the years ended March 31, 1996, 1995 and 1994 were 5,213,711, 4,732,571 and 4,085,049, and included common stock equivalents of 0, 485,797 and 72,077, respectively.

         CASH AND CASH EQUIVALENTS--For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         INVENTORY--Inventory is stated at the lower of cost or market. Cost is determined on a specific cost basis for equipment and average cost for spare parts. Discretionary subsidies received from manufacturers are recorded as reductions in the inventory value or, if the product to which the subsidy relates has been sold, as reductions in the cost of revenue. The Company amortizes its spare parts over their estimated useful lives ranging from three to eight years on a straight-line basis.

         NET ASSETS HELD FOR SALE--Net assets held for sale represents the estimated fair market value of the net assets of the Western Region and its Valtron Division. Management decided to exit these businesses in March 1996 (Note 3).

         PROPERTY AND EQUIPMENT, NET--Property and equipment are stated at cost. Depreciation and amortization are computed by use of the straight-line method. Depreciation is based on the estimated useful life of the various assets which range from three to forty years. Leasehold improvements are amortized over the shorter of the life of the lease or their estimated useful life.

         GOODWILL--Goodwill represents the excess of purchase price over the fair value of net assets acquired and liabilities assumed and is being amortized over 25 years using the straight-line method. Accumulated amortization was $1,023,354 and $589,629 at March 31, 1996 and 1995,
respectively.

         NEW ACCOUNTING PRONOUNCEMENT--The Financial Accounting Standards Board recently issued two standards which will be applicable to the Company but which the Company has not yet adopted: No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and No. 123, Accounting for Stock-Based Compensation. The impairment standard is not expected to have a significant impact on the Company. The Company has not yet determined which of the acceptable approaches it will use under the stock compensation standard. Adoption of certain approaches under the stock compensation standard could result in noncash charges, which if made are not expected to be material. At a minimum, the standard will require disclosures about the fair value of the employee stock options.

         FAIR VALUE OF FINANCIAL INSTRUMENTS--The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         Cash equivalents--The carrying amount approximates fair value because of the short maturity of those instruments.

         Long-term debt--The carrying amount approximates fair value because of the variable interest rate charged on substantially all of this debt and the relatively short maturity of the debt instruments.

         USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         INTERIM FINANCIAL DATA. The interim financial data at December 31, 1996 and for the nine months ended December 31, 1995 and 1996 are unaudited; however, in the opinion of management, such interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the interim periods.

NOTE 2:  ACQUISITIONS

         Effective April 1, 1994, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Granite Computer Products, Inc. ("Granite"), a reseller of computer products located in Alameda, California, for $9,514,200 in cash.

         Effective June 1, 1994, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Advantage Systems, Inc. ("Advantage"), an Entre Computer franchise of Intelligent Electronics, in exchange for $2,250,000 in cash, a $1,000,000 convertible redeemable note, 71,397 shares of the Company's common stock with an aggregate market value of $500,000 and a contingent payment based upon the future earnings of Advantage for a three-year period. The $1,000,000 convertible redeemable note bears interest at 6% per annum and may be converted at any time through the maturity date of May 31, 1997 into 100,000 shares of the Company's common stock, which would be valued at the closing price on the date of conversion.

         Effective November 1, 1994, the Company (through its wholly-owned subsidiary Dataflex Southwest Corporation) acquired substantially all of the assets and assumed substantially all of the liabilities of Hagen Computer Systems, Inc. ("Hagen"), an Entre Computer franchise of Intelligent Electronics, located in Tucson, Arizona, for $416,000 in cash.

         Effective January 1, 1995, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of National Data Products Inc. ("NDP"), a reseller of computer products based in Clearwater, Florida, for $6,200,000 in cash, $3,500,000 in subordinated notes with an interest rate of 9%, 625,000 shares of the Company's common stock with an aggregate market value of approximately $4,200,000, and a contingent payout based on the future earnings of NDP over a seven year period.

         Effective July 1, 1995, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Valtron Technologies, Inc., a disk drive repair and reseller located in Valencia, California, for 642,252 shares of the Company's common stock with an approximately aggregate market value of $3,400,000 and two subordinated notes aggregating $1,000,000. The notes bear interest at 9% per annum.

         These acquisitions have been accounted for under the purchase method and, accordingly, the operating results of Granite, Advantage, Hagen, NDP and Valtron have been included in the consolidated operating results since the dates of their respective acquisitions.

         The cost of the acquisitions has been allocated on the basis of the fair market value of the assets acquired and the liabilities assumed. The allocation resulted in goodwill of approximately $34,086,000 which is being amortized over 25 years on a straight-line basis. Net goodwill associated with the assets sold was $13,110,000 (Note 3).

         The unaudited pro forma consolidated condensed results of operations listed below give effect to certain adjustments, and assume the acquisitions occurred at the beginning of each period presented.

                                                                  For the Years Ended March 31,
                                                             --------------------------------------
                                                                  1995                     1994
                                                             --------------            ------------
                                                              (In thousands, except per share data)
                      Revenue                                $     383,984             $   271,258
                      Gross Profit                                  46,393                  34,359
                      Net Income                                     3,777                   2,466
                      Earnings Per Common Share              $         .72             $       .52


         The pro forma information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the Granite, Advantage, Hagen and NDP acquisitions been consummated as of the beginning of the periods above, nor are they necessarily indicative of future operating results.

         On August 19, 1994, the Company acquired all of the issued and outstanding common stock of Sunland Computer Services, Inc. ("Sunland"), a reseller and service provider of computer products based in Tempe, Arizona, in exchange for 640,013 shares of the Company's common stock with an aggregate market value of $4,800,000. The acquisition was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements have been restated to include the accounts and operations of Sunland for all periods presented.

NOTE 3:  DISPOSITIONS OF BUSINESSES

         In March 1996, the Company decided to exit its operations in its Western Region, which consists primarily of the Granite, Hagen and Sunland acquisitions completed during Fiscal 1995, and its Valtron division, an acquisition completed in Fiscal 1996 (Note 2). The Western Region had combined revenues of $155,343,000, $98,816,000 and $19,968,000 for fiscal years 1996,
1995 and 1994, respectively.

         In connection with these planned dispositions, the Company recorded a loss on disposal of $4,632,000, representing the aggregate difference between the carrying value of the net assets of these businesses and the estimated fair value of these businesses. The estimated fair market value of the net assets of the businesses to be disposed of are included in "Net Assets Held for Sale" in the March 31, 1996 Consolidated Balance Sheet.

         On May 24, 1996, the Company completed the sale of substantially all the assets and the transfer of substantially all the liabilities of the Western Region, excluding Valtron, to Vanstar Corporation for approximately

$42 million in cash, including $5 million placed in escrow pending future adjustments as described in the agreement. The cash received was used to reduce the Company's accounts payable and interest-bearing obligations on its credit facility with IBM Credit Corporation in the amount of $9.3 million and $27.7 million, respectively (Note 10). The purchase price is subject to adjustment based primarily on the expected realizability of certain assets as defined in the agreement. The Company has included its best estimate of these adjustment in its determination of the estimated fair market value of the net assets held for sale and of the loss on disposition of businesses. The Company does not expect these adjustments to be material relative to the total purchase price.

         On June 5, 1996, the Company announced an agreement to sell substantially all the assets and the transfer of substantially all the liabilities of its Valtron division to Valtron's President and a group of investors. The agreement, finalized in July, is for $2,900,000 in cash, $750,000 in forgiveness of a Note payable to Valtron and receipt of a note of $850,000, bearing interest at 9%. The note is payable in two installments in July 1998 and July 1999. The estimated loss on this sale, based on the purchase price outlined in the agreement, is included in the Consolidated Statement of Operations for the fiscal year ended March 31, 1996 described above.

NOTE 4:  INVENTORY

         Inventory consists of:

                                                                            March 31,
                                                             -------------------------------------
                                                                  1996                     1995
                                                             --------------            -----------
                                                                         (In thousands)
                      Finished Goods                         $      21,989             $    25,744
                      Spare Parts, Net                               3,766                   6,285
                                                             -------------             -----------
                                                             $      25,755             $    32,029
                                                             =============             ===========


         Accumulated amortization of spare parts inventory is $801,428 and $1,554,217 at March 31, 1996 and 1995, respectively. Amortization expense amounted to $2,065,000, $1,005,000 and $493,000 for the years ended March 31, 1996, 1995 and 1994, respectively.

NOTE 5:  OTHER CURRENT ASSETS

         The balance in other current assets at March 31, 1996 and 1995 includes receivables from major vendors for returned goods, marketing and other programs of $7,309,000 and $9,896,000, respectively.

NOTE 6:  PROPERTY AND EQUIPMENT, NET

         Property and equipment, is as follows:

                                                                            March 31,
                                                             --------------------------------------
                                                                   1996                     1995
                                                             ---------------           ------------
                                                                          (In thousands)
                     Land                                    $          684            $        684
                     Buildings                                        1,912                   1,693
                     Rental Equipment                                    --                      88
                     Furniture and Equipment                         10,422                  11,398
                     Transportation Equipment                           174                     171
                     Leasehold Improvements                           1,244                   1,215
                     Construction in Progress                            --                     495
                                                             --------------            ------------
                                                             $       14,436            $     15,744
                     Less:  Accumulated Depreciation                 (4,999)                 (4,127)
                                                             --------------            ------------
                                                             $        9,437            $     11,617
                                                             ==============            ============


         Depreciation and amortization expense amounted to $3,315,000, $1,968,000 and $1,218,000 for the years ended March 31, 1996, 1995 and 1994, respectively.

NOTE 7:  LOANS RECEIVABLE FROM EMPLOYEES

         Loans receivable from employees of $533,000 and $697,000 at March 31, 1996 and 1995, respectively, includes various loans made to certain employees during fiscal years 1987 through 1996, of which $311,000 at March 31, 1996 and 1995 are related to the exercise of stock options. These loans bear interest at rates ranging from 6% to prime plus 1.5% per annum and are payable upon demand.

         Total interest income from employees' loans amounted to $41,000, $45,000 and $40,000 for the years ended March 31, 1996, 1995 and 1994, respectively.

NOTE 8:  SUPPLEMENTARY CASH FLOW INFORMATION

         The following is a summary of supplementary cash flow information:

                                                                    For the Years Ended March 31,
                                                          ------------------------------------------------
                                                               1996               1995             1994
                                                          ---------------    -------------    ------------
                                                                            (In thousands)
              Interest Paid                               $        7,381     $      2,403     $        230
              Income Taxes Paid                                      624            1,636              365
              Noncash Investing and Financing Activities:
                Issuance of Notes Receivable for                      --              102               --
                  Common Stock
                Issuance of Common Stock in Exchange                  --              208               --
                  for Notes Payable
                Capitalized Tax Benefit for Exercise                  --               26               --
                  of Options
                Accounts Receivable Acquired                       1,503           34,346               --
                Inventory Acquired                                   899            9,784               --
                Fixed Assets Acquired                                858            4,322               --
                Other Assets Acquired                                 40              925               --
                Debt Issued and Liabilities Assumed                2,339           51,479               --
                Common Stock Issued                                3,750            4,719               --


NOTE 9:  CREDIT FACILITY

         On December 28, 1994, the Company and its former wholly-owned subsidiary, Dataflex Southwest Corporation ("Dataflex Southwest"), executed Inventory and Working Capital Agreements with IBM Credit Corporation (the "Agreements"). The Agreements have been subsequently amended to expand the available line from a maximum of $110.0 million secured by substantially all of the assets of the Company and Dataflex Southwest to $120.0 million including a $5.0 million unsecured promissory note. Interest charged under the Agreements ranges from LIBOR plus 4.25% to LIBOR plus 4.875% on outstanding borrowings. Other charges include monthly fees of $3,750 and an annum renewal fee of $25,000. The Agreements expire on December 28, 1997 and can be renewed by the parties for an additional year on each anniversary date. Effective July 1, 1996, as a result of the sale of the Western Region, IBM Credit Corporation has reduced the line of credit to $85 million.

         The Agreements include several covenants requiring, among other things, minimum levels of tangible net worth, earnings as a percentage of revenue, current ratio and leverage ratio requirements. At March 31, 1996, the Company was not in compliance with certain of these covenants. Waiver of default of certain financial covenants was received from IBM Credit Corporation and the Agreements were subsequently amended to revise certain financial covenants to reflect the Company's current and future business environment.

NOTE 10:         LONG-TERM DEBT

         Long-term debt consists of the following:

                                                                                 March 31,
                                                                  ---------------------------------------
                                                                       1996                      1995
                                                                  --------------            -------------
                                                                               (In thousands)
                Mortgage note payable to a bank, payable in       $         851             $         920
                monthly installments of $5,267 plus interest at
                the bank's prime rate plus 1% (9.25% at March
                31, 1996) with the remaining balance due January
                10, 2000, collateralized by land and buildings

                Mortgage note payable to a bank, payable in                 337                       362
                monthly installments of $2,066 plus interest at
                the bank's prime rate plus 1% (9.25% at March
                31, 1996) with the remaining balance due January
                10, 2000, collateralized by land and buildings

                Convertible Promissory Note, payable in full on           1,000                     1,000
                June 1, 1997, with interest due quarterly at an
                interest rate of 6%.  This note is convertible
                to 100,000 shares of Dataflex common stock
                through the date of the note

                Promissory Note, payable in full on January 10,           2,000                     2,000
                2002, with interest due quarterly at an interest
                rate of 9%

                Promissory Note, payable in full on January 10,           1,500                     1,500
                1998, with interest due quarterly at an interest
                rate of 9%

                Promissory Note, payable to IBM Credit Corp.              5,000                     7,000
                (Note 9)

                The IBM Agreement (Note 9)                               76,236                    46,816

                Miscellaneous Notes Payable                                 105                       161
                                                                  -------------             -------------
                                                                         87,029                    59,759

                Less:  Current portion of long-term debt                 32,967                     7,249
                                                                  -------------             -------------
                                                                  $      54,062             $      52,510
                                                                  =============             =============



Aggregate principal payments for the next five years subsequent to March 31, 1996 are as follows:

                                                   Year Ended March 31,
                                         --------------------------------------
                                                      (In thousands)
                                             1997                     $  32,967
                                             1998                        51,050
                                             1999                            88
                                             2000                            88
                                             2001                           836
                                          Thereafter                      2,000
                                                                      ---------
                                                                      $  87,029
                                                                      =========


NOTE 11:         LEASES

         The Company leases various facilities and equipment under noncancelable lease arrangements which expire at various dates during the next eight years, excluding renewal options. In addition, the Company is generally responsible for real estate taxes, utilities, insurance and maintenance expenses which relate to its facilities.

         Future minimum lease payments applicable to noncancelable operating leases are as follows:

                                                                                       Operating
                                        Year Ended March 31,                            Leases
                        ----------------------------------------------------         -----------
                                                                                    (In thousands)

                                                1997                                    $  1,663
                                                1998                                       1,188
                                                1999                                       1,131
                                                2000                                       1,085
                                                2001                                         584
                                             Thereafter                                      351


         Rental expense amounted to $1,482,857, $1,147,325 and $811,143 for the years ended March 31, 1996, 1995 and 1994, respectively.

NOTE 12:         INCOME TAXES

         The composition of the (benefit from) provision for income taxes is as follows:

                                                                    For the Years Ended March 31,
                                                          -------------------------------------------------
                                                               1996               1995             1994
                                                          ---------------    -------------    -------------
              Current Taxes:                                                (In thousands)
                Federal                                   $         (407)    $      1,235     $        623
                State                                                 --              320              250
                                                          --------------     ------------     ------------
                                                                    (407)           1,555              873
              Deferred Taxes:
                Federal                                           (2,682)              46                9
                State                                               (374)              16                2
                                                          --------------     ------------     ------------
              (Benefit from) Provision for Incomes Taxes  $       (3,463)    $      1,617     $        884
                                                          ==============     ============     ============

         A reconciliation of the federal statutory rate with the Company's effective tax rate is as follows:

                                                                    For the Years Ended March 31,
                                                          ------------------------------------------------
                                                               1996               1995             1994
                                                          ---------------    -------------    ------------
                                                                            (In thousands)
              Income Taxes at Federal Statutory Rate      $       (3,331)    $      1,277     $        684
              State Taxes, Net of Federal Tax
                (Provision) Benefit                                  (77)             221              166
              Other                                                  (55)             119               34
                                                          --------------     ------------     ------------
              (Benefit from) Provision for Income Taxes   $       (3,463)    $      1,617     $        884
                                                          ==============     ============     ============


         Deferred tax assets (liabilities) arise due to the recognition of income and expense items for tax purposes in periods which differ from those used for financial statement purposes. The tax effects of significant temporary differences which comprise the net deferred tax liability at March 31, 1996 and 1995 are as follows:

                                                                       March 31,
                                                        -------------------------------------
                                                             1996                     1995
                                                        --------------            -----------
                                                                    (In thousands)
                 Accounts Receivable Reserves           $         177             $       124
                 Vacation Reserve                                 110                      43
                 Uniform Inventory Capitalization                 172                     145
                 Loss on Dispositions of Businesses             1,850                      --
                 Restructuring and Other Charges                2,138                      --
                 Other Deferred Tax Assets                        140                      --
                                                        -------------             -----------
                 Deferred Tax Assets                            4,587                     312
                                                        -------------             -----------
                 Accelerated Depreciation                        (543)                   (267)
                 Accelerated Amortization of Goodwill            (604)                   (161)
                                                        -------------             -----------
                 Deferred Tax Liabilities                      (1,147)                   (428)
                                                        -------------             -----------
                 Deferred Tax Assets Valuation                   (500)                     --
                                                        -------------             -----------
                 Net Deferred Tax Asset (Liability)     $       2,940             $      (116)
                                                        =============             ===========


NOTE 13:         SIGNIFICANT CUSTOMERS AND VENDORS

         No single customer accounted for greater than 10% of the Company's revenue during the years ended March 31, 1996, 1995 and 1994.

         Sales of products from one vendor constituted approximately 31%, 23% and 58% of the Company's revenue during the years ended March 31, 1996, 1995, and 1994, respectively. Another vendor's products comprised 13%, 13% and 15% of the Company's revenue during the same three year period.

NOTE 14:         RESTRUCTURING AND OTHER CHARGES

         During the fourth quarter of Fiscal 1996, the Company recorded restructuring and other charges of $5,352,809, primarily related to write-downs of inventory and spare parts, employee termination benefits and write-offs of the value of computer systems to be replaced. The restructuring program was driven by the need to refocus operations along more profitable business lines, consolidate operations and implement upgraded computer systems. The Company plans personnel reductions of approximately 30 individuals in operational, administrative and executive areas. The Company has recorded a provision of $1,200,000 for the estimated level of employee termination benefits in the accompanying March 31, 1996 Consolidated Balance Sheet. Due to the proximity of the announcement to the balance sheet date, no employees have been terminated and no termination benefits have been paid as of March 31, 1996.

NOTE 15:         COMMITMENTS AND CONTINGENCIES

         The Company's employment contracts with three employees provide for base annual salaries aggregating approximately $750,000 per year. The contracts for the employees expire between January 1998 and December 1999.

         Subsequent to March 31, 1996, in connection with the sale of the Western Region (Note 3), the Company terminated its employment contract with the President of this business unit. This termination resulted in a one-time payment of approximately $300,000 which is included in the loss of dispositions of this business.

         Certain contracts referred to above include provisions for payment of severance and in the event of a change of control. The maximum amount that could be required to be paid under these contracts, if such events occur, approximates $2,500,000.

         A class action complaint was filed in March 1992 by shareholders of the Company alleging that the Company and certain of its officers and directors violated federal securities laws. The Company included a charge of $847,500 against earnings for the year ended March 31, 1994, which included $110,000 in legal fees. Although management believed it had meritorious defenses, expenses to defend and the time and disruption of Company resources led the Company to agree to a full settlement of all claims for $900,000. This amount, of which $162,500 was reimbursed from the Company's insurance carrier in Fiscal 1995, was paid by the Company in the first quarter of Fiscal 1995.

         Other claims, suits and complaints arise in the ordinary course of the Company's business. In the opinion of Company management, such pending matters are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial position or results of operations of the Company.

NOTE 16:         STOCK OPTIONS

         The Company maintains two incentive stock option plans (the "ISO Plans"), and five incentive and nonqualified stock option plans (the "NQSO Plans"). The 1989, 1990, 1991, 1992 and 1994 Plans provide for the grant of both incentive stock options and nonqualified stock options to employees of the Company. The grant prices of the various stock option plans range from $2.03 to $8.75.

         Shares of Common Stock have been reserved and issued under the above plans as follows:

                        Stock Option Plan
                             Granted                  Shares Reserved           Shares Granted
                        -----------------             ---------------           --------------

                        1984 and 1987 ISO                 700,000                   700,000
                        1989 Plan                         400,000                   400,000
                        1990 Plan                         160,000                   160,000
                        1991 Plan                         200,000                   200,000
                        1992 Plan                         400,000                   400,000
                        1994 Plan                         800,000                   769,000


         The ISO Plans and the 1989, 1991, 1992 and 1994 Plans provide for the discretionary grant of options to purchase Common Stock at a price determined by the Compensation Committee of the Board of Directors but, in the case of incentive stock options, at a price not less than the fair market value thereof on the date of grant. The options, by their terms, must be exercised within ten years from the date on which they are granted or within 90 days of employment termination.

         All options fully vest at date of grant except for stock options granted under the 1989, 1991, 1992 Plans, which vest 25% per year beginning one year after grant date, and the 1994 Plan, which vests 25% on the grant date and 25% each year beginning one year after grant date. Under certain circumstances, options can vest immediately at the discretion of the Company's Board of Directors.

         The Company has occasionally granted to officers, directors and certain key employees, stock options in addition to the ISO and NQSO stock option plans.

         On November 15, 1993, in connection with the appointment of a member to the Company's Board of Directors, the Company granted options for 300,000 shares of common stock to the board member at its then fair market value of $5.00 per share.

         On September 2, 1994, in connection with the appointment of another member to the Company's Board of Directors, the Company granted options for 10,000 shares of common stock to the board member at its then fair market value of $7.125 per share.

         These options vest 25% per year beginning one year after date of grant. The options, by their terms, must be exercised within ten years from the grant date or within 90 days of termination from the Board of Directors.

         On April 6, 1994, in connection with the acquisition of Granite Products, Inc. (see Note 2), the Company granted a total of 300,000 shares to four Granite associates. The options were granted at their then fair market value of $7.00 per share. These options vest 25% per year beginning one year after date of grant. The options, by their terms, must be exercised within ten years from the date of grant or within 90 days of employment termination.

         Information concerning options outstanding as of March 31, 1996, 1995 and 1994 is as follows:

                                                                    For the Years Ended March 31,
                                                                -------------------------------------
                                                                  1996           1995          1994
                                                                ---------      --------      --------
                                                                            (In thousands)
                    Outstanding at Beginning                    $  1,713       $ 1,147       $    533
                    Granted                                          516           639            795
                    Exercised                                         (6)          (29)           (16)
                    Cancelled                                       (153)          (44)          (165)
                                                                --------       -------       --------
                    Outstanding at End                             2,070         1,713          1,147
                                                                --------       -------       --------
                    Exercisable                                 $  1,001       $   534       $    280


         Options exercised during the years ended March 31, 1996 and March 31, 1995 ranged in exercise prices from $4.50 to $5.85.

NOTE 17:         EMPLOYEE BENEFITS

         The Company has a 401(k) Plan which covers all employees who have completed ninety days of service and are at least twenty-one years of age. Employees may contribute from 1% to 15% of their annual compensation subject to the limitation imposed by law. Employee contributions of up to 6% of each covered employees' compensation are matched at a percentage determined each year by the Company. The maximum matching percent during fiscal years 1996, 1995 and 1994 was 20%, resulting in Company contributions of $235,000, $85,000 and $40,000, respectively.

NOTE 18:         SHAREHOLDERS' EQUITY

         In September 1995, the Company's shareholders approved the resolution proposed by the Board of Directors to amend Article Fourth of the Company's Certificate of Incorporation to authorize the Company to issue 10,000,000 shares of Preferred Sock, without par value, and to increase the number of authorized shares of common stock, no par value, from 10,000,000 shares to 20,000,000 shares.

         As of March 31, 1996, there are no issued shares of Preferred Stock.

NOTE 19:         QUARTERLY FINANCIAL DATA

         Unaudited quarterly financial data for the fiscal years ended March 31, 1996 and 1995 is as follows:

                                             1st Qtr          2nd Qtr         3rd Qtr          4th Qtr
                                         --------------- ---------------- --------------- -----------------
 FY 1996:                                              (In thousands, except per share data)

 Revenue                                 $      110,325  $       107,844  $      122,635  $        131,298 (1)
 Gross Profit                                    11,900           12,774          13,674            14,162
 Net Income (Loss)                                  309              142             153            (6,939)
 Earnings (Loss) Per Share               $         0.06  $          0.03  $         0.03  $          (1.34)

 FY 1995:
 Revenue                                 $       53,774  $        57,880  $       64,135  $         98,062
 Gross Profit                                     5,800            6,880           7,556            11,051
 Net Income                                         521              661             685               272
 Earnings Per Share                      $         0.11  $          0.15  $         0.15  $           0.05


(1) Includes $9,985,000 pre-tax charges for restructuring and loss on disposition as further discussed in Notes 2 and 14.

                 No dealer, salesman or any other person has been
                 authorized to give any information or to make any                             270,000 SHARES
                 representations other than those contained in this
                 Prospectus in connection with the offer made by
                 this Prospectus and, if given or made, such                                DATAFLEX CORPORATION
                 information or representations must not be relied
                 upon as having been authorized by the Company or
                 the Selling Shareholders. This Prospectus does not
                 constitute an offer to sell or a solicitation of                               Common Stock
                 an offer to buy any security other than the shares
                 of Common Stock offered by this Prospectus, nor
                 does it constitute an offer to sell or a
                 solicitation of an offer to buy the shares of
                 Common Stock by anyone in any jurisdiction in
                 which such an offer or solicitation is not                                 --------------------
                 authorized, or in which the person making such
                 offer or solicitation is not qualified to do so,
                 or to any person to whom it is unlawful to make                                 PROSPECTUS
                 such offer or solicitation.  Neither the delivery
                 of this Prospectus nor any sale made hereunder
                 shall, under any circumstances, create any                                 ---------------------
                 implication that the information contained herein
                 is correct as of any time subsequent to the date
                 hereof.





                                 ___________________

                                  TABLE OF CONTENTS
                                                                Page
                                                                ----
                 Prospectus Summary  . . . . . . . . . . . .       2
                 Risk Factors  . . . . . . . . . . . . . . .       5
                 Use of Proceeds . . . . . . . . . . . . . .       9
                 Price Range of Common Stock . . . . . . . .       9
                 Dividend Policy . . . . . . . . . . . . . .       9                        __________ ___, 1997
                 Capitalization  . . . . . . . . . . . . . .      10
                 Selected Consolidated Financial Data  . . .      11
                 Management's Discussion and Analysis of
                   Financial Condition and Results of
                   Operations  . . . . . . . . . . . . . . .      12
                 Business  . . . . . . . . . . . . . . . . .      18
                 Management  . . . . . . . . . . . . . . . .      24
                 Certain Transactions  . . . . . . . . . . .      31
                 Principal and Selling Shareholders  . . . .      31
                 Description of Capital Stock  . . . . . . .      33
                 Plan of Distribution  . . . . . . . . . . .      35
                 Legal Matters . . . . . . . . . . . . . . .      36
                 Experts . . . . . . . . . . . . . . . . . .      36
                 Available Information . . . . . . . . . . .      36
                 Index to Financial Statements
                   and Schedule  . . . . . . . . . . . . . .
                                                                 F-1

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. --  Other Expenses of Issuance and Distribution.

         The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder.


Securities and Exchange Commission registration fee . . . . . . . . . . . . . . . . . .      $   280
Copying and engraving expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,000*
Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       35,000*
Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25,000*
Blue Sky fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,135
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,585*
                                                                                             -------
         Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       72,000*
                                                                                             =======




----------------
*  Estimated



ITEM 14. -- Indemnification of Directors and Officers.

         The Company is a New Jersey corporation. The New Jersey Business Corporation Act ("NJBCA") provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his conduct was unlawful. In the case of proceedings by or in the right of the corporation, the NJBCA provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable to the corporation unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the NJBCA provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the NJBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his actions, or omissions to act, were: (i) in breach of his duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involved a knowing violation of law or (iii) resulted in receipt by the officer or director of an improper personal benefit. The Company's Certificate of Incorporation provides that the Company shall indemnify any director, officer, employee or agent, or any former director, officer, employee or agent to the full extent permitted by New Jersey law.

         The Company has purchased insurance with respect to, among other things, any liabilities that may arise under the statutory provisions referred to above.

ITEM 15. --  Recent Sales of Unregistered Securities.

         In March 1997, 270,000 shares of common stock were issued to six former shareholders of Sunland Computer Services, Inc. in settlement of certain litigation, in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. --  Exhibits and Financial Statement Schedules.

         (a)  Exhibits



EXHIBIT NO.    DESCRIPTION
-----------    -----------
      3.1      The Company's Certificate of Incorporation, as amended.*

      3.2      Certificate of Amendment to the Certificate of Incorporation.*

      3.3      The Company's Restated and Amended Bylaws.*

        4      Specimen of stock certificate for shares of Common Stock.*

        5      Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel.+

     10.1      Dealer Agreement entered into February 7, 1997, between International Business Machines Corporation and the Company.+

     10.2      Dealer Agreement between Hewlett-Packard Company and the Company.+

     10.3      Dealer Agreement entered into August 26, 1996, between Apple Computer, Inc. and the Company.+

     10.4      Dealer Agreement dated January 14, 1997 between Apple Computer, Inc. and the Company.+

     10.5      Dealer Agreement dated August 2, 1990 between COMPAQ Computer Corporation and the Company.+

     10.6      1987 Incentive Stock Option Plan.*

     10.7      1989 Incentive and Non-Qualified Stock Option Plan.*

     10.8      Salary Savings Plan and Trust of Dataflex Corporation dated December 21, 1989.*

     10.9      1990 Senior Management Incentive and Non-Qualified Stock Option Plan.*

    10.10      Form of Stock Option Agreement for 1989 Incentive and Non-Qualified Stock Option Plan by and between the
               Company and Richard C. Rose.*

    10.11      Form of Stock Option Agreement for 1989 Incentive and Non-Qualified Stock Option Plan by and between the
               Company and Gordon J. McLenithan.*


     10.12     Form of Stock Option Agreement for 1990 Senior Management Incentive and Non-Qualified Stock Option Plan
               by and between the Company and Richard C. Rose.*

     10.13     Form of Stock Option Agreement for 1990 Senior Management Incentive and Non-Qualified Stock Option Plan
               by and between the Company and Gordon J. McLenithan. *

     10.14     Asset Purchase Agreement between the Company and Granite Computer Products, Inc. dated March 21, 1994.**

     10.15     Asset Purchase Agreement between the Company and Advantage Systems, Inc. dated May 23, 1994.***

     10.16     1991 Incentive and Non-Qualified Stock Option Plan.****

     10.17     Asset Purchase Agreement between Dataflex Corporation and National Data Products, Inc. dated November 17,
               1994.*****

     10.18     Stock Purchase Agreement between Dataflex Corporation, the sellers named therein and Sunland Computer
               Services, Inc. dated August 19, 1994.******

     10.19     1992 Incentive and Non-Qualified Stock Option Plan.*******

     10.20     1994 Incentive and Non-Qualified Stock Option Plan.********

     10.21     Employment Agreement dated April 1, 1993 by and between the Company and Richard C. Rose.*********

     10.22     Amendment to Employment Agreement dated April 1, 1993 by and between the Company and Richard C.
               Rose.*********

     10.23     Asset Purchase Agreement by and among Vanstar Corporation, VST West, Inc., Dataflex Corporation and
               Dataflex Southwest Corporation dated May 24, 1996.**********

     10.24     Employment Agreement, dated January 11, 1995, by and between the Company and Philip Doganiero.+

     10.25     Amendment to Employment Agreement, dated April 1, 1995, by and between the Company and Philip Doganiero.+

     10.26     Employment Agreement, dated January 11, 1995 by and between the Company and Anthony G. Lembo.+

     10.27     Settlement Agreement and Release dated March 1, 1997.+

     10.28     Loan and Security Agreement by and between the Company and NationsBank, N.A. (South).+

     10.29     Loan and Security Agreement by and between the Company and Nationscredit Commercial Corporation of America.+

        21     Subsidiaries.**********

      23.1     Consent of Price Waterhouse LLP.


*              Filed as an exhibit to the Company's Registration Statement on Form S-1 filed February 23, 1990, and amendments thereto, Registration No. 33033472.
**             Filed as an Exhibit to the Company's Form 8-K filed April 23, 1994.
***            Filed as an Exhibit to the Company's Form 8-K filed June 16, 1994.
****           Filed as an Exhibit to the Company's Annual Proxy Statement filed September 1, 1991.
*****          Filed as an Exhibit to the Company's Form 8-K filed January 24, 1995.
******         Filed as an Exhibit to the Company's Form 8-K filed August 31, 1994.
*******        Filed as an Exhibit to the Company's Annual Proxy Statement filed September 1, 1992.
********       Filed as an Exhibit to the Company's Annual Proxy Statement filed September 1, 1994.
*********      Filed as an Exhibit to the Company Form 10-K filed June 29, 1995.
**********     Filed as an Exhibit to the Company's Form 8-K filed June 13, 1996.
***********    Filed as an Exhibit to the Company's Form 10-K filed July 30, 1996.
+              Previously Filed


         (b) Financial Schedule: the financial statement schedule filed as part of this report are listed separately in the Index to Financial Statements and Schedule beginning on page F-1 of this report.


ITEM 17. --  Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

                 (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                 (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Clearwater, State of Florida, on May 9, 1997.




                                            DATAFLEX CORPORATION



                                            By: /s/  RICHARD C. ROSE*
                                               ---------------------------------
                                                Richard C. Rose,
                                                Chief Executive Officer





         Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                    SIGNATURES                                     TITLE                          DATE
                    ----------                                     -----                          ----

  /s/  ANTHONY G. LEMBO*                           President, Chief Operating Officer,     May 8, 1997
 -----------------------------------------------   Chief Financial Officer, Principal
 Anthony G. Lembo                                  Accounting Officer and Director




  /s/  RICHARD C. ROSE*                            Chief Executive Officer and Director    May 8, 1997
 -----------------------------------------------
 Richard C. Rose


 /s/  PHILIP DOGANIERO*                            Chairman of the Board and Director      May 8, 1997
 -----------------------------------------------
 Philip Doganiero


 /s/  W. KEITH SCHILIT*                            Director                                May 8, 1997
 -----------------------------------------------
 W. Keith Schilit


  /s/  BARRY M. ALPERT*                            Director                                May 8, 1997
 -----------------------------------------------
 Barry M. Alpert


*By:  /s/  Anthony G. Lembo
      ------------------------------------------
      Anthony G. Lembo
      Attorney-in-fact


                 Report Of Independent Accountants On Schedule





Board of Directors and Shareholders of
Dataflex Corporation


In connection with our audit of the consolidated financial statements of Dataflex Corporation, referred to in our report dated July 2, 1996, which is included in this Registration Statement, we have also audited Schedule II for each of the three years in the period then ended. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.





PRICE WATERHOUSE, LLP

Morristown, New Jersey
July 2, 1996

                                                                     SCHEDULE II

                             DATAFLEX CORPORATION

                      Valuation and Qualifying Accounts
    For the Years Ended March 31, 1994, March 31, 1995 and March 31, 1996



                      Column A                        Column B      Column C       Column D       Column E
                      --------                        --------      --------       --------       --------

                                                     Balance at    Charged to      Accounts        Balance
                                                     Beginning     Costs and     Written Off,      at End
                    Description                       of Year       Expenses         Net           of Year
                    -----------                      ----------    ----------    ------------      -------

 ALLOWANCE FOR DOUBTFUL ACCOUNTS
 Year Ended March 31, 1994                          $    60,988   $   170,098   $         (0)   $    231,086
 Year Ended March 31, 1995                          $   231,086   $   399,918   $   (177,693)   $    453,311
 Year Ended March 31, 1996                          $   453,311   $   213,711   $   ( 51,595)   $    615,427
